Commission File No. 333-8878




                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2006


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                        Ocean Centre, Montague Foreshore
                                  East Bay St.
                                 Nassau, Bahamas

                                P.O. Box SS-19084
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]        Form 40-F [_]


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]          No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein are the following:

Exhibit 1: Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2005.

Exhibit 2: Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003, with Report of Independent Registered Public Accounting Firm.

Exhibit 1
---------


                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the information included in our historical consolidated financial statements and their notes included elsewhere in this Form 6-K. This discussion contains forward-looking statements. For a discussion on the accuracy of these statements please refer to the section "Forward Looking Statements" that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, many of which are not in our control.

Our Company

      We are a diverse marine transportation company involved in the global carriage of dry bulk and liquid cargos, supplies, equipment and passengers. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

      o Our River Business, with approximately 490 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers which flow through Argentina, Bolivia, Brazil, Paraguay and Uruguay, to ports serviced by ocean export vessels. According to DSC, as a whole, these countries accounted for approximately 47% of world soybean production in 2005, growing from 30% in 1995.

      o Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs, including three in operation and three under construction to be delivered in 2006 and 2007.

      o Our Ocean Business owns and operates six oceangoing vessels, including three versatile Suezmax/Oil-Bulk-Ore, or Suezmax OBO, vessels, one Aframax tanker, one semi-integrated tug/barge unit and one chemical/product carrier. Our Ocean Business fleet has an aggregate capacity of approximately 600,000 dwt, and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

      o Our Passenger Business fleet consists of two vessels with a total carrying capacity of approximately 1,600 passengers, and operates primarily in the European cruise market. We currently employ each of our passenger vessels under seasonal charters with a tour operator. In addition, we are currently negotiating opportunities to operate these vessels during periods outside the European travel season.

      Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2005

      On January 7, 2005, International Finance Corporation, or IFC, and KfW disbursed the remaining $7.5 million of the $30.0 million loan granted to UABL in 2002. These funds were used to finance the purchase and transportation from the United States to the Hidrovia Region of 35 dry barges. Additionally the Company used existing funds to purchase two pushboats and other auxiliary equipment.

      On March 4, 2005, we entered into a contract to sell our capesize dry-bulk carrier, Cape Pampas, owned through our 60% joint venture, Ultracape, for approximately $37.9 million, net of the related expenses. The vessel was delivered to the new owners on May 6, 2005.

      On March 4, 2005, we entered into a contract to purchase the passenger vessel, New Flamenco, for a price of $13.5 million. This transaction was consummated on March 24, 2005, and we continued her employment with a European tour operator during the European travel season. In November 2005, we commenced an extensive refurbishment of the passenger and public spaces.

      On April 6, 2005, we purchased the passenger vessel, World Renaissance, renamed Grand Victoria, at auction for a price of $3.4 million. This vessel was delivered and fully paid for on April 19, 2005, but was not certified and did not enter service in 2005. This vessel has since been re-classified and is now being refurbished to re-enter into service in 2006.

      On April 29, 2005, we agreed to purchase the product tanker, Sun Chemist, renamed Miranda I, for a total price of $10.3 million. The vessel was delivered and fully paid on July 7, 2005 and entered service in Argentina under a long-term charter with a major oil company in October 2005.

      On July 25, 2005, our option to repurchase 25,212 of our shares from Los Avellanos for a total price of $0.9 million was extended until July 25, 2006.

      On October 7, 2005, we financed 90% of the acquisition cost of 11 barges in our River Business with $2.9 million in funds available from restricted cash.

      On December 1, 2005 we substituted barges TN 1502, TN1503, TN1505 and TN1506 with barges ACL 700 and ACL 701 in the collateral pool securing the Notes. The substituted barges are newer and of a higher value than the original barges.

      On December 28, 2005, we drew $3.0 million under the $10.0 million facility provided by IFC to UABL Paraguay, one of our subsidiaries. These funds will be used primarily to increase the size and capacity of some of our existing barges.

Recent Developments

      On March 20, 2006, we purchased all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. from two of our related parties, Crosstrade Maritime Inc., and Crosstrees Maritime Inc., for the purchase price of $11.5 million. The purchase price included a building in Coral Gables, Florida, U.S., independently valued at $4.5 million. Ravenscroft Shipping (Bahamas) S.A. is a holding company that is the ultimate parent of our vessel managers, Ravenscroft Ship Management Inc., which manages the vessels in our Ocean Business and Offshore Supply Business, and Elysian Ship Management Inc., which manages the vessels in our Passenger Business. We have the option to cause Crosstrade Maritime Inc., and Crosstrees Maritime Inc, to purchase from us all, but not less than all, of the Ravenscroft shares purchased for the original consideration at any time prior to September 30, 2006, but not later than the closing of our initial public offering. The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note secured by the pledged shares of Ravenscroft payable upon the earlier of (i) the closing of our initial public offering or (ii) September 30, 2006. In compliance with the requirements of our indenture related to Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

      Separately, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., a company through which we operate our Offshore Supply Business, from LAIF, an affiliate of Solimar, one of the selling shareholders, for a purchase price of $48.0 million on March 21, 2006. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore. We have the option to cause LAIF to purchase from us all, but not less than all, of the UP Offshore shares purchased for the original consideration at any time prior to September 30, 2006, but not later than the closing of our initial public offering. The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note payable upon the earlier of (i) the closing of our initial public offering or (ii) September 30, 2006. In compliance with the requirements of our indenture related to the Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

      We expect to reach an understanding with International Finance Corporation, or IFC, to purchase from IFC the 7.14% of UP River (Holdings) Ltd., an entity that owns 50% of UABL, that we do not own for the price of $6.0 million. As part of this understanding, we expect IFC to waive its option to convert its interest in UP River to shares in our company and its right to participate in our initial public offering. This understanding is subject to the successful completion of our initial public offering and our obligation under this understanding will be paid from proceeds of our initial public offering.

      On March 20, 2006, Los Avellanos and Avemar Holdings (Bahamas) Ltd., or Avemar, two of our shareholders, subject to the successful completion of our initial public offering, cancelled their agreement pursuant to which Avemar had previously granted Los Avellanos an irrevocable proxy to vote our shares owned by Avemar. The shareholders have further agreed to cancel the shares owned by Avemar upon the closing of our initial public offering. As a consequence, if we effect an initial public offering, Solimar will own 63.36% of our shares and the remaining 36.64% will be directly and indirectly owned by Los Avellanos. This agreement to cancel the shares owned by Avemar is subject to the successful completion of our initial public offering.

      On March 20, 2006, we exercised our option to repurchase from Los Avellanos 25,212 shares of our common stock for a total consideration of $900,000, and the $900,000 note originally issued in connection with the option was cancelled.

Factors Affecting Our Results of Operations

      We have organized our business and evaluate performance by the operating segments of the Ocean Business, River Business, and, beginning in 2005, the Offshore Supply Business and Passenger Business. The accounting policies of the reportable segments are the same as those for the consolidated financial statements. Other than for allocation of overhead, we do not have significant intersegment transactions.

Revenues

      In our River Business, we currently contract substantially all of our capacity under COAs, most of which have terms from one to four years. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

      In our Offshore Business, during the second half of 2005, two PSV vessels owned by UP Offshore were, by virtue of chartering arrangements, operated by us in the North Sea. The revenues of these charters are recognized in our year-end financial statements.

      In our Ocean Business, we contract our cargo vessels either on a time charter basis or on a contract of affreightment, or COA, basis. Some of the differences between time charters and COAs are summarized below.

          Time Charter
          ------------

            o We derive revenue from a daily rate paid for the use of the vessel, and

            o the charterer pays for all voyage expenses, including fuel and port charges.

          Contract of Affreightment (COA)
          -------------------------------

            o We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, and

            o we pay for all voyage expenses, including fuel and port charges.

      Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

      The structure of our seasonal contracts for our Passenger Business provides us with a stable revenue stream as well as the flexibility to operate the vessels in other regions of the world at the end of the contract term. We are currently negotiating opportunities to employ these vessels during periods other than the European travel season.

      Time charter revenues accounted for 56% of the total revenues from our businesses for 2005, and COA revenues accounted for 44%. With respect to COA revenues in 2005, 87% were in respect of repetitive voyages for our regular customers and 13% in respect of single voyages for occasional customers.

      In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia Region. In addition, droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. In 2005, our results of operations were negatively impacted due to the decline in soybean production associated with that year's drought. Further, most of the operations in our River Business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers, as was the case in 2005.

      In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during 2005. During the first half of 2005, the international dry-bulk freight market maintained average rates above those experienced in 2004. In the second half, those average freight rates generally decreased below the average levels experienced in 2004.

      In our Passenger Business, demand for our services is driven primarily by movements of tourists during the European summer cruise season.

Expenses

      Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, catering and marine insurance costs. However, there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

      In addition to the vessel operating expenses, our other primary operating expenses in 2005 included general and administrative expenses as well as vessel management and administration fees paid to Oceanmarine and Ravenscroft, both related parties, that provided certain administrative services and vessel management services respectively. We paid Oceanmarine a monthly fee of $10,000 per oceangoing cargo vessel for administrative services including general administration and accounting (financial reporting and preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. We also paid Ravenscroft a monthly technical vessel management fee of $12,500 per PSV and oceangoing vessel and (euro)20,000 (equivalent to US $23,590 as of December 31, 2005) per passenger vessel for services, including technical management, crewing, provisioning, superintendence and related accounting functions. We also paid Ravenscroft a (euro)25,000 (equivalent to US $29,488 as of December 31, 2005) administrative and operational fee per month per passenger vessel for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard. In the first quarter of 2006, we acquired Ravenscroft and the administrative-related assets and personnel of Oceanmarine. Accordingly, these tasks are now performed in-house.

      In our River Business, prior to our acquisition of the remaining 50% equity interest in UABL in 2004, our subsidiaries that owned pushboats and barges contracted with Lonehort, Inc., a subsidiary of UABL, for vessel management services and we generally paid operating expenses through Lonehort. Our operating expenses include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Following our acquisition of the remaining 50% equity interest in UABL, all vessel management services have been performed, and all operating expenses paid, in-house. UABL employs the services of Tecnical Services S.A., a related party, to provide crew recruitment services in Argentina and Paraguay. We pay Tecnical Services S.A. $144,000 per year, plus an additional $50 for each active crew member hired. Since Tecnical Services S.A. is now a wholly-owned subsidiary of Ravenscroft, beginning in the first quarter of 2006 these services will be performed in-house. We do not expect to pay fees to any related entity other than those described here for management and administration functions.

      In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

      In our Offshore Supply Business, voyage expenses include the charterhire paid by us to UP Offshore and brokerage commissions paid by us to third parties including Gulf Offshore North Sea (UK) which provide brokerage services.

      In our Passenger Business, operating expenses include all vessel management, crewing, stores, insurance, lubricants, repairs and maintenance and may include catering, housekeeping and entertainment staff if charter party so specifies. Voyage expenses may include port expenses and bunkers if such services are for our account. Similarly, they may include the cost of food and beverages if such amounts are for our account under the charter agreement.

      Through our River Business, we own a drydock and a repair facility for our river fleet at Pueblo Esther, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina and a drydock facility in Ramallo, Argentina. Also, through Ultracape Delaware LLC, we own land for expansion of a liquids terminal in Mexico.

      Through our acquisition of UP Offshore, we now hold a lease for office space in Rio de Janeiro, Brazil. In addition, through our recent acquisition of Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America. Through our acquisition of the administrative functions of Oceanmarine, a related party, we now hold a sublease from it to an office in Buenos Aires, Argentina.

Foreign Currency Transactions

      During 2005, 84% of our revenues were denominated in U.S. dollars. Also, for the year ended December 31, 2005, 11% of our revenues were denominated and collected in Euros and 5% of our revenues were denominated and collected in British Pounds. However, 13% of our total revenues were denominated in U.S. dollars but collected in Argentine Pesos and Paraguayan Guaranies. Significant amounts of our expenses were denominated in dollars and 22% of our total out of pocket operating expenses were paid in Argentine Pesos and Paraguayan Guaranies.

      Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing on the month of each transaction.

Inflation and Fuel Price Increases

      We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.

      In 2005 and prior, in our River Business, we adjusted the fuel component of our cost into the freights on a seasonal or yearly basis, and therefore we were adversely affected during that particular period by rising bunker prices only partially offset by a hedge of a minor part of our consumption and by bunker price adjustment formulas on some of our contracts. In 2006, we have negotiated and intend to continue to negotiate fuel price adjustment clauses in most of our 2006 contracts.

      In Offshore Supply and Passenger Businesses, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply of fuel.

      In our Ocean Business, inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our immediate future operations which are currently chartered to third parties, since it is the charterers who pay for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a vessel's fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices settle at a higher level.

Seasonality

      Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soya pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for oil tankers tends to be strongest during the winter months in the Northern hemisphere. Demand for drybulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in our first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates. Under existing arrangements, our Passenger Business currently generates its revenue during the European cruise season, from May through October of each year.

Legal Proceedings

      Our subsidiary, Ultrapetrol S.A., was involved in a customs dispute with the Customs Authority of Bahia Blanca in Argentina over the alleged unauthorized operation of the Princess Pia in Argentina during 2001. As a result, the Customs Authority of Bahia Blanca issued a resolution claiming the sum of 4.69 million Argentine pesos (approximately $1.61 million) as import taxes and the sum of
4.69 million Argentine pesos (approximately $1.61 million) as fines. In response to said resolution, on March 16, 2004, Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court arguing that it did not breach any applicable customs laws since the Princess Pia operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities. The Argentine Tax Court entered judgment in favor of the Company. This decision is final and binding upon the parties. Costs shall be borne by the Customs Authority.

      Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the "Alianza Campana") in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension of the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs tax authorities to be valued at $4.56 million. On February 22, 2005, we were notified of the decision that the grounds on which the tax assessment was based were ratified. In response to this decision, on February 28, 2005, we presented a specific request for clarification of the decision. We simultaneously presented a petition to the Secretary of the Brazilian Internal Revenue Service requesting the replacement of the confiscation penalty applied to the Alianza Campana by a penalty corresponding to one percent (1%) of the value of the Alianza Campana.

      Tax authorities determined that the petition requesting clarification of the decision could not be considered because the Decree that regulates the administrative proceeding does not provide the possibility of filing this petition.

      The Secretary of the Brazilian Internal Revenue Service sent the administrative proceeding to tax authorities in Fortaleza, Brazil, for them to consider if the vessel could be imported under the REPETRO regime. In accordance with informal information that we received, tax authorities stated that they would not be qualified to analyze such issue. Currently, the administrative proceeding is in Rio de Janeiro, Brazil, waiting for a report of tax authorities in which the REPETRO issue will be analyzed.

      On the same day that Ultrapetrol S.A. presented its defense to the above-mentioned administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Alianza Campana to Boias de Xareu, which is located approximately 20 nautical miles from the Brazilian coast, so that the Alianza Campana could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Alianza Campana and the Alianza Campana is now back in service at Boias de Xareu. The tax authorities filed an unsuccessful interlocutory appeal against the preliminary injunction. In view of this decision, the tax authorities filed an appeal to the Superior Court of Justice and Ultrapetrol filed its counterargument. Currently, our lawsuit and the appeal of the tax authorities are pending judgment.

      Based upon the facts and circumstances of the case, including the fact that the Alianza Campana was operating under a specific written authorization officially granted by the Brazilian government and the existing regulations, we do not believe that the outcome of this matter should have an adverse impact on our financial position or results of operations. In case we are not successful on the merits, under applicable insurance coverage, we could request from our P&I insurer, an indemnity corresponding to the value of Alianza Campana.

      On September 21, 2005, the local customs authority of Ciudad del Este, Paraguay, issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the "Paraguay Customs Authority"). We believe that this finding is erroneous and UABL has formally replied to the Paraguay customs authority contesting all of the allegations upon which the finding was based. We are awaiting the determination of the Paraguay Customs Authority in this matter. That determination, if adverse to UABL, is subject to court review upon application. We intend to vigorously contest in court any adverse determination. We have been advised by UABL's counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

      Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

      The following table sets forth certain historical income statement data for the periods indicated derived from our statements of operations expressed in thousands of dollars.

                                                 Year Ended December 31,
                                                 -----------------------
                                                                        Percent
                                                 2005         2004       Change
                                                 ----         ----       ------
Revenues
   Attributable to River Business                $54,546     $41,111      32.68%
   Attributable to Offshore Supply Business        6,532         --          --
   Attributable to Ocean Business                 49,874      54,049      -7.72%
   Attributable to Passenger Business             14,409         --          --
                                                --------    --------     -------
Total                                            125,361      95,160      31.74%
                                                ========    ========     =======

Voyage expenses
   Attributable to River Business                (25,710)    (15,340)     67.60%
   Attributable to Offshore Supply Business       (4,980)         --         --
   Attributable to Ocean Business                 (1,371)       (583)    135.16%
   Attributable to Passenger Business             (1,766)         --         --
                                                --------    --------     -------
Total                                            (33,827)    (15,923)    112.44%
                                                ========    ========     =======

Running cost
   Attributable to River Business                (17,820)    (12,512)     42.42%
   Attributable to Offshore Supply Business       (1,218)         --         --
   Attributable to Ocean Business                (12,636)    (12,380)      2.07%
   Attributable to Passenger Business             (7,560)         --         --
                                                --------    --------     -------
Total                                            (39,234)    (24,892)     57.62%
                                                ========    ========     =======

Amortization of drydocking expense                (6,839)     (5,195)     31.65%
Depreciation of vessels and equipment            (14,494)    (13,493)      7.42%
Management fees and administrative and
commercial expenses                               (9,735)     (9,007)      8.08%
                                                --------    --------     -------
Other operating income                            22,021         784     2708.8%
                                                --------    --------     -------
Operating profit                                  43,253      27,434      57.66%
                                                --------    --------     -------
Financial expense                               $(19,141)   $(16,134)     18.64%

Financial gain (loss) on extinguishment
of debt                                               --      (5,078)        --

Other income (expenses)                            1,039         699      48.64%
                                                --------    --------     -------
Total other expenses                             (18,102)    (20,513)    -11.75%
                                                ========    ========     =======
Income before income taxes and
minority interest                                 25,151       6,921      263.4%
Income taxes                                        (786)       (642)     22.43%
                                                --------    --------     -------
Minority interest                                 (9,797)     (1,140)    758.51%
                                                --------    --------     -------
Net Income                                        14,568       5,139     183.48%
                                                ========    ========     =======

      Revenues. Total revenues from our River Business increased by 33% from $41.1 million in 2004 to $54.6 million in 2005. This increase is primarily attributable to the consolidation of UABL since the second quarter of 2004, while in the first quarter of 2004 revenues from our river fleet only included the net charter proceeds which we received from chartering some of our vessels from UABL.

      Total revenues from our Offshore Supply Business increased from $0 in 2004 to $6.5 million in 2005. This increase is attributable to the time charter revenues of our new PSVs UP Esmeralda and UP Safira, which we operated temporarily under a bareboat charter by our subsidiary Corporacion de Navegacion Mundial S.A. during the last six months of 2005.

      Total revenues from our Ocean Business decreased from $54.0 million in 2004 to $49.8 million in 2005, or a decrease of 8%. This decrease is attributable to the sale of the Cape Pampas in 2005 and the lower time charter rate of the Princess Susana. These decreases were partially offset by the higher time charter rates of the Princess Nadia and Princess Katherine during the first six months of 2005 and by the revenues generated by our newly acquired vessel, Miranda I, in the fourth quarter of 2005.

      Total revenues from our Passenger Business was $14.4 million in 2005. We did not earn revenues in our Passenger Business in 2004. The new revenue is attributable to the effect of the revenues of the New Flamenco, which was acquired and first placed in service during this period.

      Voyage expenses. In 2005, voyage expenses of our River Business were $25.7 million, as compared to $15.3 million for 2004, an increase of $10.4 million. The increase is attributable to the increase of the price of fuel oils and the consolidation of UABL as our subsidiary in the second quarter of 2004.

      In 2005, voyage expenses of our Offshore Supply Business were $5.0 million, as compared to $0 in 2004. The increase is primarily attributable to the bareboat charter paid for our new PSVs UP Esmeralda and UP Safira during the last six months of 2005.

      In 2005, voyage expenses of our Ocean Business were $1.4 million, as compared to $0.6 million for 2004. The increase is primarily attributable to brokerage commission partially offset by a decrease primarily attributable to the voyage expenses of the Princess Eva, which was sold during 2004.

      In 2005, voyage expenses of our Passenger Business were $1.8 million. We did not operate any passenger vessels in 2004.

      Running costs. In 2005, running costs of our River Business were $17.8 million, as compared to $12.5 million in 2004, an increase of $5.3 million. The increase is primarily attributable to the effect of the consolidation of UABL as our subsidiary since the second quarter of 2004.

      In 2005, running costs of our Offshore Supply Business were $1.2 million, as compared to $0 in 2004. This increase is attributable to the running cost incurred with the new PSVs UP Esmeralda and UP Safira owned by UP Offshore and operated temporarily by our subsidiary Corporacion de Navegacion Mundial S.A. under a bareboat charter during the second half of 2005.

      In 2005, running costs of our Ocean Business were $12.6 million, as compared to $12.4 million in 2004, an increase of 2%. This increase is mainly attributable to the operation of our newly acquired vessel Miranda I and was partially offset by the decrease of running cost attributable to the sale of the vessels Princess Eva in 2004 and by the sale of Cape Pampas in 2005.

      In 2005, running costs of our Passenger Business were $7.6 million, compared to $0 in 2004. This increase is attributable to the effect of the running cost of our vessel New Flamenco, which we acquired in 2005. We did not operate any passenger vessels in 2004.

      Amortization of drydocking. Amortization of drydocking and special survey costs increased by $1.6 million, or 31%, to $6.8 million in 2005 as compared to $5.2 million in 2004. The increase is primarily attributable to the amortization expenses of Alianza G-3, Princess Katherine, Princess Susana and Princess Nadia and the increase in the numbers of vessels in our river fleet, partially offset by the decrease of amortization of drydocking expense attributable to the sale of the vessels Princess Eva in 2004 and Cape Pampas in 2005.

      Depreciation of vessels and equipment. Depreciation increased by $1.0 million, or 7%, to $14.5 million in 2005 as compared to $13.5 million in 2004. This increase is primarily due to the purchase of new tugs and river barges, the additional passenger vessel New Flamenco as well as the depreciation of the UABL fleet attributable to the effect of the consolidation of UABL as our subsidiary, which was partially offset by the sale of the vessels Princess Eva in 2004 and Cape Pampas in 2005.

      Management fees and administrative expenses. Management fees and administrative expenses were $9.7 million in 2005 as compared to $9.0 million in 2004. This increase of $0.7 million is attributable mainly to an increase in the overhead expenses produced by the consolidation of UABL and the management fees attributable to the new passenger vessel.

      Other operating income (expenses). Other operating income was $22.0 million in 2005 as compared to $0.8 million in 2004. This increase is attributable to the effect of the sale of the vessel Cape Pampas in 2005.

      Operating profit. Operating profit for the year 2005 was $43.2 million, an increase of $15.8 million from 2004. The difference is mainly attributable to the effect of the sale of the Cape Pampas in 2005, higher charter rates obtained for the vessel Princess Nadia, the sale of the vessels Princess Marisol and Princess Laura in 2004, as well as the results attributable to our new passenger vessel, partially offset by a decrease in our River Business results.

      Financial expense. Financial expense increased by approximately $3.0 million or 19%, to $19.1 million in 2005 as compared to $16.1 million in 2004. This variation is mainly attributable to the higher level of financial debt related to the acquisition of our new vessels, as well as an increase in the interest rate of our variable rate debt in our River Business.

      Financial gain (loss) on extinguishment of debt. In 2004, we recognized a gain of $1.3 million from repurchases of our Prior Notes and paid $6.4 million in expenses in connection with our tender offer and repurchase of our Prior Notes.

      Minority interest. Minority interest increased by $8.7 million to $9.8 million in 2005 as compared to $1.1 million in 2004. This variation is mainly attributable to 40% of the gain of the sale of the Cape Pampas in 2005.

      Year Ended December 31, 2004 Compared to year Ended December 31, 2003

      The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in thousands of dollars.

                                                Year Ended December 31,
                                                -----------------------
                                                                        Percent
                                                   2004          2003   Change
                                                   ----          ----   ------

Revenues
    Attributable to River Business              $41,111       $10,246    -16.83%
   Attributable to Ocean Business                54,049        64,987    301.24%
                                              ---------     ---------    -------
      Totals                                     95,160        75,233     26.49%
                                              =========     =========    =======
Voyage expenses
 Attributable to River Business                 (15,340)          (39)   -95.37%
      Attributable to Ocean Business               (583)      (12,605)   392.33%
                                              ---------     ---------    -------
      Total                                     (15,923)      (12,644)    25.93%
                                              =========     =========    =======

Running cost
   Attributable to River Business               (12,512)       (6,696)   -43.63%
   Attributable to Ocean Business               (12,380)      (21,963)    86.86%
                                              ---------     ---------    -------
      Total                                     (24,892)      (28,659)   -13.14%
                                              =========     =========    =======

Amortization of drydocking expense               (5,195)       (7,232)   -28.17%

Depreciation of vessels and equipment           (13,493)      (15,335)   -12.01%

Management fees and administrative
   and commercial expenses                       (9,007)       (7,818)    15.21%

Other operating income (expenses)                   784        (2,124)  -136.91%
                                              ---------     ---------   --------
Operating profit                                 27,434         1,421   1830.61%
                                              =========     =========   ========

Financial expense                               (16,134)      (16,207)    -0.45%

Financial gain (loss) on extinguishment
   of debts                                     $(5,078)        $1,782  -384.96%

Other income (expense)                              699         3,004    -76.73%
                                               ---------     ---------   -------
Total Other expenses                            (20,513)      (11,421)    76.91%
Income (loss) before income taxes
and minority interest                             6,921       (10,000)  -169.21%
                                              =========     =========   ========

Income taxes                                       (642)         (185)   247.03%

Minority interest                                (1,140)       (1,333)    -0.06%
                                              ---------     ---------   --------
Net income (loss)                                 5,139       (11,518)  -144.62%
                                              =========     =========   ========

      Revenues. Total revenues from our River Business increased by 303% from $10.2 million to $41.1 million. This increase is primarily attributable to the consolidation of UABL since the second quarter of 2004, while in 2003 river revenues only included the net proceeds for those of our vessels that we owned and chartered to UABL.

      Total revenues from our Ocean Business decreased from $65.0 million in 2003 to $54.0 million in 2004, or a decrease of 17%. This decrease is primarily attributable to the sale of the vessels Princess Veronica, Princess Pia, Princess Eva, Princess Laura and Princess Marisol as well as Alianza G1 during 2003 and 2004. These reductions were partially offset by the higher time charter rates of our Princess Nadia, Princess Susana, Princess Katherine and Cape Pampas during 2004.

      Our revenues in 2004 were also negatively affected by the Cape Pampas and the Alianza G-3 being out of service for a total of 167 days due to major repairs. Part of this off hire time was compensated by our loss of hire insurance.

      Voyage expenses. In 2004, voyage expenses of our River Business were $15.3 million, as compared to $0 for 2003, an increase of $15.3 million. The increase is attributable to the effect of the consolidation of UABL as our subsidiary in the second quarter of 2004.

      In 2004, voyage expenses of our Ocean Business were $0.6 million, as compared to $12.6 million for 2003, a decrease of $12.0 million, or 95%. The decrease is primarily attributable to the combined effect of a large portion of the Panamax fleet that were under COA employment during 2003 being sold during 2003 and 2004 and the Princess Susana operating under time charter employment instead of COA employment.

      Running costs. In the year ended 2004, running expenses of our River Business were $12.5 million, as compared to $6.7 million for 2003, an increase of $5.8 million. The increase is attributable to the effect of the consolidation of UABL as our subsidiary in the second quarter of 2004.

      Running costs of our Ocean Business decreased by about 44%, to $12.4 million in 2004 as compared to $22.0 million in 2003. This decrease is mainly attributable to the sale of Princess Pia, Princess Veronica, Princess Eva, Princess Marisol, Princess Laura and Alianza G1 during 2003 and 2004.

      Amortization of drydocking. Amortization of drydocking and special survey costs decreased by $2.0 million, or 28%, to $5.2 million in 2004 as compared to $7.2 million in 2003. The decrease is primarily attributable to the vessels sold during 2003 and 2004. The unamortized balance is included in the gain or loss resulting from the sale of the vessels.

      Depreciation of vessels and equipment. Depreciation decreased by $1.8 million, or 12%, to $13.5 million in 2004 as compared to $15.3 million in 2003. This decrease is primarily due to the sale of the Princess Veronica, Princess Laura, Princess Pia, Princess Eva, Princess Marisol and Alianza G1 during 2003 and 2004, which was partially offset by the purchase of a new tug and river barges and the depreciation of our river fleet.

      Management fees and administrative expenses. Management fees and administrative expenses were $9.0 million in 2004 as compared to $7.8 million in the same period in 2003. This increase of $1.2 million is attributable mainly to an increase in the overhead expenses of $2.7 million produced by the consolidation of UABL, which was partially offset by a decrease in management fees of our ocean fleet in the amount of $1.6 million resulting from a reduced number of vessels in operation.

      Other operating income (expenses). Our other operating income was $0.8 million in 2004 and an expense of $2.1 million in 2003. The difference is attributable to the combined effect of the following: a reduction in the loss from the sale of vessels and equipment of $3.7 million (a loss of $3.7 million in 2003, as compared to a loss of $0 in 2004) and a decrease in income from claims against insurance companies of $0.9 million (income of $1.6 million in 2003, as compared to income of $0.7 million in 2004).

      Operating profit. Operating profit for the year ended 2004 was $27.4 million, an increase of $26.0 million in 2003. In comparing these figures, the difference is mainly attributable to the higher results obtained from the vessels Princess Susana, Princess Nadia, Princess Katherine and Cape Pampas, the sale of our Princess Marisol, Princess Veronica, Princess Pia, Princess Eva, Princess Laura and Alianza G1 in 2003 and 2004 as well as the consolidation of the results of UABL following the acquisition of the remaining 50% equity interest in that company, partially counter-balanced by the negative effect produced by the periods out of service experienced by our vessels Alianza G-3 and Alianza Campana.

      Financial expense. Financial expense decreased by about 1%, to $16.1 million in 2004 as compared to $16.2 million in the equivalent 2003 period. This variation is primarily attributable to the lower level of financial debt and interest rates on our ocean vessels and related interest costs, offset by an increase of $1.7 million in interest expenses attributable to the effect of the consolidation of UABL as our subsidiary.

      Financial gain (loss) on extinguishment of debt. During 2004, we recognized a gain of $1.3 million from repurchases of our Prior Notes as compared with a gain of $1.8 million during 2003. Also during the fourth quarter of 2004, we paid $6.4 million in expenses in connection with our tender offer and repurchase of debts of our Prior Notes.

Liquidity and Capital Resources

      We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions.

      The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

      As of December 31, 2005, we had total indebtedness of $211.2 million, consisting of $180.0 million due under the Notes and the indebtedness of our subsidiary UABL, as follows: $19.8 million in a senior loan facility with IFC and $9.7 million with other lenders plus accrued interest of $1.7 million.

      During 2005, we partially funded the construction of some of the vessels being built for UP Offshore in Brazil. The total outstanding for this financing on December 31, 2005 was $13.7 million. This amount was repaid by UP Offshore to us on February 14, 2006.

      At December 31, 2005, we had cash and cash equivalents on hand of $7.9 million. In addition, we had $3.6 million in current restricted cash.

Operating Activities

      In 2005, we generated $16.7 million in cash flow from operations compared to $23.1 million in 2004. Net income for the year ended December 31, 2005 was $14.6 million as compared to $5.1 million in 2004, an increase of $9.5 million.

      Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital and expenditures for drydocking.

Investing Activities

      During the year ended December 31, 2005, we disbursed $12.7 million in the purchase of pushboats, river barges and additional equipments; $28.1 million in the purchase of the passenger vessels, towards the refurbishment of the New Flamenco and recertification of the Grand Victoria and $10.6 million in the purchase of Miranda I, which we paid partially with funds available in restricted cash. Also we received net proceeds of $37.9 million from the proceeds of the Cape Pampas sale.

Financing Activities

      Net cash provided by financing activities was $6.4 million during the year 2005, compared to net cash provided by financing activities of $37.8 million during 2004. The decrease in cash provided by financing activities in this period is mainly attributable to the repayments of principal of our financial debt made during 2005 and the retirement of minority interest in our subsidiary Ultracape (Holdings) Ltd. partially offset with the application of $29.2 million of restricted cash to the purchase of the two passenger vessels and one product tanker, and $7.5 million disbursed from IFC and KfW which is the remainder of the $30.0 million loan granted to UABL in 2002. Also, on December 28, 2005 we drew the first $3.0 million from the $10.0 million facility provided by IFC to UABL Paraguay.

Tabular Disclosure of Contractual Obligations

      The following schedule summarizes our contractual obligations and commercial commitments as of December 31, 2005, which includes both principal and interest payments:

                                                                                        Payments due by period
                                                                  ------------------------------------------------------------------
                                                                               Less than   One to         Four to          After
    Contractual Obligations                                          Total     one year    three years    five years      five years
                                                                  ------------------------------------------------------------------
1.  Long - Term Debt Obligations
       - International Finance Corporation (a)
                 * Tranche A (UABL Barges)                        $  12,857    $   2,143   $   4,286      $   4,286       $   2,142
                 * Tranche B (UABL  Barges)                           4,000        1,000       2,000          1,000               -
                 * UABL Paraguay                                      3,000          750       1,500            750               -

       - KFW (a)                                                      8,000        2,000       4,000          2,000
       - Citibank NA (a)                                                988            -         494            494               -
       - Transamerica Leasing Inc. (a)                                  706          706           -              -               -
       9% First Preferred Ship Mortgage Notes due 2014              180,000            -           -              -         180,000
                                                                  ---------    ---------   ---------      ---------       ---------

    Total contractual cash obligations                              209,551        6,599      12,280          8,530         182,142


    Estimated interest on contractual debt obligation (b)
       - International Finance Corporation
                 * Tranche A (UABL Barges)                            3,569        1,092       1,541            807             129
                 * Tranche B (UABL Barges)                              745          321         366             58               -
                 * UABL Paraguay                                        655          277         326             52               -
       - KFW                                                          1,491          621         746            124               -
       - Citibank NA                                                    192           59          96             37               -
       - Transamerica Leasing Inc.                                       42           42           -              -               -
       - 9% First Preferred Ship Mortgage Notes due 2014            145,800       16,200      32,400         32,400          64,800
                                                                  ---------    ---------   ---------      ---------       ---------

    Total estimated interest on contractual obligation              152,494       18,612      35,475         33,478          64,929


2.  Purchase obligations
       - Fuel supply contract (c)                                    18,000       18,000


3.  Other Long-Term Liabilities Reflected on the Company's
    Balance Sheet under GAAP of the primary financial
    statements
       - Minority interest subject to put rights
                                                                      4,898                                                   4,898
                                                                  ---------    ---------   ---------      ---------       ---------

         Grand total                                              $ 385,126    $  43,394   $  47,755      $  42,008       $ 251,969
                                                                  =========    =========   =========      =========       =========

(a) Represents principal amounts due on outstanding debt obligations, current and long-term, as of December 31, 2005, i.e. a nominal rate of 4.67% per annum. Amount does not include interest payments.

(b) All interest expense calculations begin January 1, 2006 and end on the respective maturity dates. The LIBOR rates are the rates in effect as of December 31, 2005.

      The interest rate and term assumptions used in these calculations are contained in the following table:



                Obligation                           Principal at December 31, 2005    From          To         Interest Rate
------------------------------------------------------------------------------------------------------------------------------
International Finance Corporation
                 * Tranche A (UABL Barges)                    12,858                  1/1/2006   12/15/2011        8.42%
                 * Tranche B (UABL Barges)                     4,000                  1/1/2006   12/15/2009        8.17%
                 * UABL Paraguay                               3,000                  1/1/2006   12/15/2009        9.71%
KfW                                                            8,000                  1/1/2006   12/15/2009        8.17%
Citibank NA                                                      988                  1/1/2006   12/31/2010        5.90%
Transamerica Leasing Inc.                                        706                  1/1/2006    5/31/2006        8.00%
9% First Preferred ship Montages Notes due 2014              180,000                  1/1/2006   11/24/2014        9.00%

For additional disclosures regarding these obligations and commitments, see Note 6 to the accompanying financial statements.

(c) UABL Paraguay S.A., a subsidiary in our River Business, entered into a fuel supply contract with Repsol-YPF. For the calculations we use the market prices as of December 31, 2005.

      We believe, based upon current levels of operation, cash flow from operations, together with other sources of funds, that we will have adequate liquidity to make required payments of principal and interest on our debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

      Our ability to make scheduled payments of principal of, or to pay interest on, or to refinance, our indebtedness, including the Notes, or to fund planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Future Capital Requirements

      Our near-term cash requirements are related primarily to funding operations. We cannot provide assurance that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional sources of funding through capital market transactions, although it is possible these sources will not be available to us.

Critical Accounting Policies and Estimates

      This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, useful lives of vessels, deferred tax assets, and certain accrued liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

        Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially lead to materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements.

Revenues and related expenses

      Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment/voyage contracts. Revenue from time charters and bareboat charters is earned and recognized on a daily basis. Revenue for the affreightment contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the departure of discharged vessel of previous cargo and is deemed to end upon the completion of discharge of the current cargo. The percentage of voyage completion is based on the miles transited at the balance sheet date divided by the total miles expected on the voyage. Revenue from our passenger vessels business is recognized upon completion of voyages, together with revenues from on board and other activities.

      Vessels voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by us under voyage charter arrangements. The commissions paid in advance are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned. Bunker expenses and gift shop for resale are capitalized when acquired as operating supplies and subsequently charged to voyage expenses as consumed/resold. All other voyage expenses and other vessel operating expenses are expensed as incurred.

Vessels and equipment, net

      Vessels and equipment are stated at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the safety of the vessels.

      Depreciation is computed net from the estimated scrap value and is recorded using the straight-line method over the estimated useful lives of the vessels. Acquired secondhand vessels are depreciated from the date of their acquisition over the remaining estimated useful life. At the time vessels are disposed of, the assets and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in other operating income (expense).

      Listed below are the estimated useful lives of vessels and equipment:

                                                 Useful lives (in
                                                      years)
                                              ----------------------
                  Ocean-going vessels                   24
                  Passenger vessels                     45
                  River barges and pushboats            35
                  Furniture and equipment               5 to 10

      Long-lived assets are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

      The Company's vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations. Costs incurred to drydock the vessels are deferred and amortized over the period to the next drydocking, generally 24 to 36 months. Drydocking costs are comprised of painting the vessel hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards. Costs include actual costs incurred at the yard, cost of fuel consumed, and the cost of hiring riding crews to effect repairs. The unamortized portion of dry dock costs for vessels that are sold are written off to income when the vessel is sold.

      Expenditures for maintenance and minor repairs are expensed as incurred.

      Insurance claims receivable

      Insurance claims receivable represent costs incurred in connection with insurable incidents for which the Company expects to be reimbursed by the insurance carriers, subject to applicable deductibles. Deductible amounts related to covered incidents are generally expensed in the period of occurrence of the incident. Expenses incurred for insurable incidents in excess of deductibles are recorded as receivables pending the completion of all repair work and the administrative claims process. The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which we are a member. Insurance claims receivable were approximately $6.2 million and $10.3 million as of December 31, 2005 and 2004, respectively.

      Recent accounting pronouncements

      SFAS No. 154 "Accounting Changes and Error Corrections" provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. It also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable.

      Off-balance sheet arrangements

      We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risks

Inflation and Fuel Price Increases

      We do not believe that inflation has a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker (fuel oil) costs are not expected to have a material effect on our future operations in the case of our ocean vessels which are mostly time chartered to third parties since it is the charterers who pay for fuel. If our ocean vessels are employed under COA's, freight rates for voyage charters are generally sensitive to the price of a ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level. In our River Business, we have some of our freight agreements adjusted by bunker prices adjustment formula, and in other cases we have periodic renegotiations which adjust for fuel prices and in other cases we adjust the fuel component of our cost into the freights on a seasonal or yearly basis. In our Offshore Supply Business and Passenger Business, the charterers are generally responsible for fuel.

Interest Rate Fluctuation

      We are exposed to market risk from changes in interest rates, which may adversely affect our results of operations and financial condition. Our policy is not to use financial instruments for trading or other speculative purposes, and we are not a party to any leveraged financial instruments.

      Short term variable rate debt composed approximately $5.9 million of our total debt as of December 31, 2005. Long term variable rate debt composed approximately $23.0 million of our total debt as of December 31, 2005. Our variable rate debt had an average interest rate of approximately 8.25% as of December 31, 2005. A 1.0% increase in interest rates on $28.9 million of debt would cause our interest expense to increase on average approximately $0.3 million per year over the term of the loans, with a corresponding decrease in income before taxes.

Foreign Currency Fluctuation

      We are an international company and while our financial statements are reported in U.S. dollars some of our operations are conducted in foreign currencies. We use U.S. dollar as our functional currency, and therefore, our future operating results may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. A large portion of our revenues are denominated in U.S. dollars as well as a significant amount of our expenses. However, changes in currency exchange rates could affect our reported revenues, and even our margins if costs incurred in multiple currencies are different than, or in a proportion different to, the currencies in which we receive our revenues.

      We have not historically hedged our exposure to changes in foreign currency exchange rate and, as a result, we could incur unanticipated future losses.

                          FORWARD-LOOKING STATEMENTS

      Our disclosure and analysis in this Form 6-K concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled "Risk Factors." These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

      o   future operating or financial results;

      o pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;

      o shipping industry trends, including charter rates and factors affecting supply and demand;

      o   our ability to obtain additional financing;

      o our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

      o our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives;

      o general market conditions and trends, including charter rates, vessel values and factors affecting vessel supply and demand;

      o changes in governmental rules and regulations or actions taken by regulatory authorities;

      o   potential liability from future litigation; and

      o   other factors, many of which are not in our control.

Exhibit 2
---------


                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                 Consolidated Financial Statements for the years
                     ended December 31, 2005, 2004 and 2003
          with Report of Independent Registered Public Accounting Firm

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

             TABLE OF CONTENTS TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                          CONTENTS                                        PAGE

o  Report of Independent Registered Public Accounting Firm                 -

o  Financial statements

     -    Consolidated balance sheets as of December
          31, 2005 and 2004                                              - 1 -

     -    Consolidated statements of operations for the
          years ended December 31, 2005, 2004 and 2003                   - 2 -

     -    Consolidated statements of shareholders'
          equity for the years ended December 31, 2005,
          2004 and 2003                                                  - 3 -

     -    Consolidated statements of cash flows for the
          years ended December 31, 2005, 2004 and 2003                   - 4 -

     -    Notes to consolidated financial statements
          for the years ended December 31, 2005, 2004
          and 2003                                                       - 5 -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors of
ULTRAPETROL (BAHAMAS) LIMITED:


     We have audited the accompanying consolidated balance sheets of Ultrapetrol (Bahamas) Limited and subsidiaries, as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ultrapetrol (Bahamas) Limited and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.


Buenos Aires, Argentina             PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
   March 17, 2006                         Member of Ernst & Young Global



                                               EZEQUIEL A. CALCIATI
                                                      Partner


                              ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
                       CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
                  (stated in thousands of US dollars, except par value and share amounts)
                                                                                             December 31,
                                                                                ------------------------------------
                                                                                       2005                 2004
                                                                                --------------       ---------------
 ASSETS

    CURRENT ASSETS

      Cash and cash equivalents                                                   $     7,914        $    11,602
      Restricted cash                                                                   3,638              2,975
      Accounts receivable, net of allowance for doubtful
        accounts of $324 and $739 in 2005 and  2004, respectively                       9,017              6,385
      Receivables from related parties                                                 17,944              3,933
      Marine and river operating supplies                                               3,547              2,194
      Prepaid expenses                                                                  3,239              4,101
      Other receivables                                                                 4,997              5,941
                                                                                --------------       ---------------
        Total current assets                                                           50,296             37,131
                                                                                --------------       ---------------
    NONCURRENT ASSETS

      Other receivables                                                                 7,330              7,944
      Receivables from related parties                                                  1,995              2,540
      Restricted cash                                                                      68             30,010
      Vessels and equipment, net                                                      182,069            160,535
      Dry dock                                                                         12,743             11,716
      Investment in affiliates                                                         15,698             15,607
      Other assets                                                                      7,548              8,165
                                                                                --------------       ---------------
        Total noncurrent assets                                                       227,451            236,517
                                                                                --------------       ---------------
        Total assets                                                              $   277,747        $   273,648
                                                                                ==============       ===============

 LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES

      Accounts payable and accrued expenses                                       $    12,696        $    11,487
      Payables to related parties                                                       2,008                768
      Current portion of long-term financial debt                                       8,322             10,108
      Other payables                                                                      917              1,327
                                                                                --------------       ---------------
        Total current liabilities                                                      23,943             23,690
                                                                                --------------       ---------------
    NONCURRENT LIABILITIES

      Long-term notes                                                                 180,000            180,000
      Financial debt, net of current portion                                           22,953             29,430
      Other payables                                                                        -                399
                                                                                --------------       ---------------
        Total noncurrent liabilities                                                  202,953            209,829
                                                                                --------------       ---------------
        Total liabilities                                                             226,896            233,519
                                                                                --------------       ---------------
    MINORITY INTEREST                                                                   2,479              6,468
                                                                                --------------       ---------------
    MINORITY INTEREST SUBJECT TO PUT RIGHTS                                             4,898              4,751
                                                                                --------------       ---------------
    SHAREHOLDERS' EQUITY

      Common stock, $.01 par value: authorized shares 2,134,452, issued and outstanding 2,109,240;
          537,144 shares held in treasury                                                  21                 21
      Additional paid-in capital                                                       68,884             68,884
      Treasury stock                                                                  (20,332)           (20,332)
      Accumulated other comprehensive income                                              196                200
      Accumulated deficit                                                              (5,295)           (19,863)
                                                                                --------------       ---------------
      Total shareholders' equity                                                       43,474             28,910
                                                                                --------------       ---------------
      Total liabilities, minority interests and shareholders' equity              $   277,747        $   273,648
                                                                                ==============       ===============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                             ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
                                                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                            FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003


                                    (stated in thousands of US dollars, except share and per share data)
                                                                                   Year ended December 31,
                                                               ------------------------------------------------------------
                                                                    2005                 2004                 2003
                                                               ------------------   ------------------   ------------------
REVENUES

     Revenues form third parties                               $    123,385         $     89,956         $     62,996
     Revenues from related parties                                    1,976                5,204               12,237
                                                               ------------------   ------------------   ------------------
     Total revenues                                                 125,361               95,160               75,233
                                                               ------------------   ------------------   ------------------

OPERATING EXPENSES (1)

     Voyage expenses                                                (33,827)             (15,923)             (12,644)
     Running costs                                                  (39,234)             (24,892)             (28,659)
     Amortization of drydocking                                      (6,839)              (5,195)              (7,232)
     Depreciation of vessels and equipment                          (14,494)             (13,493)             (15,335)
     Management fees to related parties                              (2,118)              (1,513)              (2,863)
     Administrative and commercial expenses                          (7,617)              (7,494)              (4,955)
     Other operating income (expenses)                               22,021                  784               (2,124)
                                                               ------------------   ------------------   ------------------
                                                                    (82,108)             (67,726)             (73,812)
                                                               ------------------   ------------------   ------------------
   Operating profit                                                  43,253               27,434                1,421
                                                               ------------------   ------------------   ------------------

OTHER INCOME (EXPENSES)

     Financial expense                                              (19,141)             (16,134)             (16,207)
     Financial gain on extinguishment of debt                             -                1,344                1,782
     Financial loss on extinguishment of debt                             -               (6,422)                   -
     Financial income                                                 1,152                  119                  201
     Investment in affiliates                                          (497)                 406                3,140
     Other income (expenses)                                            384                  174                 (337)
                                                               ------------------   ------------------   ------------------
     Total other expenses                                           (18,102)             (20,513)             (11,421)
                                                               ------------------   ------------------   ------------------

   Income (loss) before income taxes and minority interest           25,151                6,921              (10,000)

     Income taxes                                                      (786)                (642)                (185)

     Minority interest                                               (9,797)              (1,140)              (1,333)
                                                               ------------------   ------------------   ------------------
   Net income (loss)                                           $     14,568         $      5,139         $    (11,518)
                                                               ==================   ==================   ==================

   Net income (loss) per share, basic and diluted              $       9.27         $       3.27         $      (7.33)

   Weighted average number of shares, basic and diluted           1,572,096            1,572,096            1,572,096

     (1) In addition to management fees to related parties, operating expenses included $3,983, $1,757 and $6,833 in 2005, 2004, and 2003, respectively, from related parties.

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                            ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                            FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003


                                                     (stated in thousands of US dollars)
                                                          Additional                 Accumulated other
                                               Common       paid-in      Treasury      comprehensive      Accumulated
                      Balance                  stock        capital       stock           income            deficit        Total
------------------------------------          ----------   ----------    ----------    -------------    -------------  -----------
 December 31, 2002                             $   21     $ 68,884     $  (20,332)      $   -           $  (13,484)     $   35,089

 -    Change in value of derivatives                -             -             -           222                  -             222
 -    Net loss                                      -             -             -             -            (11,518)         11,518)
                                              ---------    ----------  -----------    -------------    -------------  ------------
 Total comprehensive loss                           -             -             -             -                  -          11,296)

 December 31, 2003                                 21        68,884       (20,332)          222            (25,002)         23,793

 Comprehensive income:
 -    Changes in value of derivatives               -             -             -           (22)                 -             (22)
 -    Net income                                    -             -             -             -              5,139           5,139
                                              ---------    ----------  -----------    -------------    -------------  ------------
 Total comprehensive income                         -             -             -           (22)             5,139           5,117
                                              ---------    ----------  -----------    -------------    -------------  ------------
 December 31, 2004                                 21        68,884       (20,332)          200            (19,863)         28,910

 Comprehensive income:
 -    Changes in value of derivatives               -             -             -            (4)                 -              (4)
 -    Net income                                    -             -             -             -             14,568          14,568
                                              ---------    ----------  -----------    -------------    -------------  ------------
 Total comprehensive income                         -             -             -            (4)            14,568          14,564
                                              ---------    ----------  -----------    -------------    -------------  ------------
 December 31, 2005                             $   21     $ 68,884     $  (20,332)      $   196         $   (5,295)     $   43,474
                                              =========    ==========  ===========    =============    =============  ============

                             The accompanying notes
        are an integral part of these consolidated financial statements.

                                             ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
                                                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                     (stated in thousands of US dollars)
                                                                                  Year ended December 31,
                                                                    ----------------------------------------------------
                                                                         2005          2004                 2003
                                                                    ----------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss)                                                $     14,568    $      5,139        $  (11,518)

   Adjustments to reconcile net income (loss) to
       net cash provided by operating  activities:
      Depreciation of vessels and equipment                               14,494          13,493            15,335
      Amortization of drydocking                                           6,839           5,195             7,232
      Expenditures for drydocking                                         (8,427)        (11,139)           (3,580)
      Note issuance expenses amortization                                  1,037             568               585
      Minority interest in equity of subsidiaries                          9,797           1,140             1,333
      Financial gain on extinguishment of debt                                 -          (1,344)           (1,782)
      Financial loss on extinguishment of debt                                 -           6,422                 -
      (Gain) loss on vessels disposal                                    (21,867)            (41)            3,686
      Net (gain) loss from investment in affiliates                          497            (406)           (3,140)
      Allowance for doubtful accounts                                       (415)            355               882

   Changes in assets and liabilities, net of the effects
       from purchase of UABL Limited and UABL
        Terminals companies in 2004:
        (Increase) decrease in assets:
            Accounts receivable                                           (2,217)          5,365             1,028
            Receivable from related parties                                 (905)          3,783             5,518
            Marine and river operating supplies                           (1,353)            405               583
            Prepaid expenses                                                 862            (994)              725
            Other receivables                                              2,114            (318)             (568)
        Increase (decrease) in liabilities:
            Accounts payable and accrued expenses                          1,209           1,801             1,404
            Payables to related parties                                    1,240          (3,498)            1,387
            Other payables                                                  (583)           (251)             (363)
            Other                                                           (219)         (2,546)             (145)
                                                                     ----------------------------------------------------
            Net cash provided by operating activities                     16,671          23,129            18,602
                                                                    ----------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of vessels and equipment                                     (51,461)        (59,934)          (17,089)
   Increase in loan to affiliate                                         (13,141)              -            (1,750)
   Proceeds from disposals of vessels                                     37,888           6,430            14,423
   Purchase of UABL and UABL Terminals companies
      net of cash acquired                                                     -          (1,713)                -
   Investment in affiliates                                                    -          (1,542)                -
   Other                                                                     (11)           (797)                -
                                                                    ----------------------------------------------------
            Net cash used in investing activities                        (26,725)        (57,556)           (4,416)
                                                                    ----------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Payments of long-term debt                                            (19,354)        (39,149)           (4,946)
   Decrease (increase) in restricted cash                                 29,279         (13,333)          (15,954)
   Proceeds from long-term debt                                           10,500          27,700                 -
   Redemption of minority interest                                       (13,400)              -                 -
   Proceeds from 2014 Senior Notes                                         -             180,000                 -
   Payments of deferred financing costs under
      2014 Senior Notes                                                        -          (6,655)                -
   Minority interest in equity of subsidiaries                                 -          17,959            16,192
   Payments of 2008 Senior Notes                                               -        (131,502)           (4,754)
   Proceeds from issuance of redeemable preference
      shares of subsidiary                                                     -           3,000                 -
   Funds used in acquisition of treasury stock                                 -               -            (1,200)
   Other                                                                    (659)           (239)                -

                                                                    ----------------------------------------------------
       Net cash provided by (used in) financing activities                 6,366          37,781           (10,662)
                                                                    ----------------------------------------------------
       Net increase (decrease) in cash and cash equivalents               (3,688)          3,354             3,524
       Cash and cash equivalents at the beginning of year           $     11,602    $      8,248        $    4,724
                                                                    ----------------------------------------------------

       Cash and cash equivalents at the end of year                 $      7,914    $     11,602        $    8,248
                                                                    ====================================================

                             The accompanying notes
        are an integral part of these consolidated financial statements.

1.   CORPORATE ORGANIZATION

     Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

     The Company is a diversified ocean and river transportation company involved in the carriage of dry and liquid cargoes as well as passengers. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo. In our Passenger Business, we are an owner of cruise vessels that transport passengers primarily cruising the Mediterranean Sea. In our River Business we are an operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In addition we made an investment in an offshore services transportation company, which has commenced operations in the third quarter of 2005.

     On June 28, 2001, the Company issued 138,443 new shares for $5,295 which were totally subscribed by Inversiones Los Avellanos SA, one of the Company's original shareholders and was paid $3,297 in 2001 and $1,104 in 2002 and the balance are payable in July 2006. At December 31, 2005 and 2004 the outstanding payment was $894 and was shown as a reduction of shareholders' equity. The Company has an option to repurchase 25,212 of its shares for a total price of $894 from Inversiones Los Avellanos S.A. until July 2006.

     At December 31, 2005 the shareholders of Ultrapetrol Bahamas are Solimar Holdings Ltd., Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) and Avemar Holdings (Bahamas), a wholly owned subsidiary of the Company (see Note 12), in the proportion of 46.66%, 24.43%, 3.74% and 25.17%, respectively. Since Avemar Holdings (Bahamas) granted an irrevocable proxy to Inversiones Los Avellanos S.A. in full for all of its voting powers related to its interest in the Company, at December 31, 2005, Inversiones Los Avellanos S.A. held directly and indirectly 53.34% of the Company's voting rights. However, pursuant to a shareholder agreement between Solimar Holdings Ltd. and Inversiones Los Avellanos S.A., both shareholders hold sufficient participating rights in the operation of the Company that results in neither shareholder having control of the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)   Basis of presentation and principles of consolidation

          The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

          The consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

          The consolidated financial statements for 2004 and 2003 have been reclassified to conform with the 2005 presentation of certain items.

     b)   Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the years. Significant estimates have been made by management, including the allowance for doubtful accounts, insurance claims receivables, useful lives and valuation of vessels, realizability of deferred tax assets and certain accrued liabilities. Actual results may differ from those estimates.

     c)   Revenues and related expenses

          Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, pricing is fixed or determinable and collection is reasonably assured. Revenues are earned under time charters, bareboat charters, consecutive voyage charters or affreightment/voyage contracts. Revenue from time charters and bareboat charters is earned and recognized on a daily basis. Revenue for the affreightment contracts and consecutive voyage charters is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the departure of discharged vessel of previous cargo and is deemed to end upon the completion of discharge of the current cargo. The percentage of voyage completion is based on the miles transited at the balance sheet date divided by the total miles expected on the voyage. Revenue from our passenger business is recognized upon completion of voyages, together with revenues from on board and other activities.

          Vessels voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements. The commissions paid in advance are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned. Bunker expenses and gift shop for resale are capitalized when acquired as operating supplies and subsequently charged to voyage expenses as consumed/resold. All other voyage expenses and other vessel operating expenses are expensed as incurred.

     d)   Foreign currency translation

          The Company uses the US dollar as its functional currency. Operations denominated in other currencies are remeasured into US dollars in accordance with SFAS No. 52, Foreign Currency Translation ("SFAS 52"). Assets and liabilities denominated in foreign currencies are translated into US dollars at the rate of exchange at the balance sheet date, while revenues and expenses are translated using the average exchange rate for each month. Translation gains and losses resulting from changes in exchange rates for each year are included in the consolidated statements of operations.

     e)   Cash and cash equivalents

          The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market instruments and overnight investments. The credit risk associated with cash and cash equivalents is considered low due to the high credit quality of the financial institutions.

     f)   Restricted cash

          Certain of the Company's loan agreements require the Company to fund a loan retention account. The amount deposited is equivalent to either one sixth or one third of the loan installment (depending on the frequency of the repayment elected by the Company, i.e. quarterly or semi annually) plus interest that will fall due on the repayment date. At December 31, 2004 the noncurrent restricted cash included $30,000 from the proceeds of the issuance of the 9% First Preferred Ship Mortgage Notes due 2014. This amount was released during 2005 in connection with the acquisition by the Company of additional vessels (see Notes 5 and 6).

     g)   Accounts receivable

          Substantially all of the Company's accounts receivable are due from international oil companies and traders. The Company performs ongoing credit evaluations of its trade customers and generally does not require collateral. Expected credit losses are provided for in the consolidated financial statements for all expected uncollectible accounts.

          Changes in the allowance for doubtful accounts for the three years ended December 31, 2005, were as follow:

                                         2005           2004         2003
                                         ----           ----         ----

          Balance at January 1          $ 739          $1,142         $810

          Provision                       290             679          882
          Recovery                        (44)           (324)           -
          Amounts written off            (661)           (758)        (550)
                                       ------          ------       -------
          Balance at December 31        $ 324           $ 739       $1,142
                                       ======          ======       ======

     h)   Insurance claims receivable

          Insurance claims receivable represent costs incurred in connection with insurable incidents for which the Company expects to be reimbursed by the insurance carriers, subject to applicable deductibles. Deductible amounts related to covered incidents are generally expensed in the period of occurrence of the incident. Expenses incurred for insurable incidents in excess of deductibles are recorded as receivables pending the completion of all repair work and the administrative claims process. The credit risk associated with insurance claims receivable is considered low due to the high credit quality and funded status of the insurance underwriters and P&I clubs in which the Company is a member. Insurance claims receivable, included in other receivables in the accompanying balance sheets, amounts $6,152 and $10,318 at December 31, 2005 and 2004, respectively.

     i)   Marine and river operating supplies

          Such amounts consist of fuel and supplies that are recorded for at the lower of cost or market and are charged to operating expenses as consumed determined on a first-in, first-out basis.

     j)   Vessels and equipment, net

          Vessels and equipment are stated at cost less accumulated depreciation. This cost includes the purchase price and all directly attributable costs (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the safety of the vessels.

          Depreciation is computed net from the estimated scrap value and is recorded using the straight-line method over the estimated useful lives of the vessels. Acquired secondhand vessels are depreciated from the date of their acquisition over the remaining estimated useful life. At the time vessels are disposed of, the assets and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded in other operating income (expense).

          Listed below are the estimated useful lives of vessels and equipment:

                                                       Useful lives
                                                        (in years)
                                                    ---------------------

          Ocean-going vessels                               24
          Passenger vessels                                 45
          River barges and push boats                       35
          Furniture and equipment                         5 to 10

          Long-lived assets are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

     k)   Dry dock costs

          The Company's vessels must be periodically drydocked and pass inspections to maintain their operating classification, as mandated by maritime regulations. Costs incurred to drydock the vessel are deferred and amortized over the period to the next drydocking, generally 24 to 36 months. Drydocking costs are comprised of painting the vessel hull and sides, recoating cargo and fuel tanks, and performing other engine and equipment maintenance activities to bring the vessel into compliance with classification standards. Costs include actual costs incurred at the yard, cost of fuel consumed, and the cost of hiring riding crews to effect repairs. The unamortized portion of dry dock costs for vessels that are sold are written off to income when the vessel is sold.

          Expenditures for maintenance and minor repairs are expensed as incurred.

     l)   Investments in affiliates

          These investments are accounted for by the equity method. At December 31, 2005 and 2004 includes our interest in 50% of Puertos del Sur S.A. and OTS S.A., 49% in Maritima Sipsa S.A. and 27.78% in UP Offshore (Bahamas).

          The Company capitalized interest on the amount invested in UP Offshore (Bahamas) Ltd. (Up Offshore) during the period that UP Offshore had its vessels under construction and until its planned principal operations commenced. Interest capitalized amounted to $557 and $685 in 2005 and 2004, respectively.

     m)   Other assets

          This account includes costs incurred to issue debt net of amortization costs and which are being amortized over the debts' term.

     n)   Accounts payable and accrued expenses

          Accounts payable and accrued expenses included in current liabilities as of December 31, 2005 and 2004 consist of insurance payables, operating expenses, customers advances collected, among others.

     o)   Comprehensive Income (Loss)

          SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"), establishes standards for the reporting and display of comprehensive income (loss), which is defined as the change in equity arising from non-owner sources. Comprehensive income (loss) is reflected in the consolidated statement of shareholders' equity.

     p)   Derivative financial instruments

          The Company from time to time uses forward fuel purchases to provide partial short-term protection against a sharp increase in diesel fuel prices. These instruments generally cover a portion of the Company's forecasted diesel fuel needs for push boat operations. The Company accounts for these instruments as cash flow hedges. In accordance with SFAS No.133, such financial instruments are marked-to-market and, as they qualify for hedge accounting, the offset is recorded to other comprehensive income and then subsequently recognized as a component of fuel expense when the underlying fuel being hedged is used.

          There are no forward fuel purchases outstanding at December 31, 2005.

     q)   Net income per share

          Basic net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the year net of the shares owned by our wholly-owned subsidiary, Avemar Holdings (Bahamas) Limited. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock result in the issuance of such stock. The Company has no outstanding securities or other similar contracts which would dilute net income per share.

     r)   Fair value of financial instruments

          The following methods and assumptions were used to estimate the fair value of financial instruments included in the following categories:

          - Cash and cash equivalents and restricted cash: the carrying amounts reported in the balance sheet approximate fair value due to the short-term nature of such instruments.

          - Long-term notes and financial debt: the carrying amounts reported in the balance sheet of variable rate borrowings approximate fair value as the interest rates either adjust based on LIBOR. In the case of fixed rate borrowings, fair value approximates the estimated quoted market prices.

          The following table presents the carrying value and fair value of the financial instruments at December 31.

                                              2005                 2004
                                       ------------------   -----------------
                                       Carrying     Fair    Carrying    Fair
                                         Value      Value     Value    Value
                                         -----      -----     -----    -----


          Cash and cash equivalents   $   7,914  $   7,914  $  11,602 $  11,602
          Restricted cash                 3,638      3,638      2,975     2,975

          Liabilities

          Long-term notes (Note 6)    $ 180,000  $ 175,500  $ 180,000 $ 180,000
          Financial debt (Note 6)        31,275     31,275     39,538    39,538

     s)   Concentration of credit risk

          Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, investments, accounts receivable, receivables from affiliates and other receivables. The Company places its cash and cash equivalents with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing for those financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the number of entities comprising the Company's customer base and their credit rating.

          The Company does not obtain rights to collateral to reduce its credit risk.

     t)   Other operating income (expense)

          For the three years ended December 31, 2005, this account includes:

                                                  2005       2004        2003
                                                  ----       ----        ----


          Gain (Loss) on vessels disposal       $ 21,867      $ 41     $(3,686)

          Claims against insurance companies           -       743       1,562
          Other                                      154         -           -
                                                --------    --------   --------
                                                $ 22,021      $784     $(2,124)
                                                ========    ========   ========

     u)   Income taxes

          Ultrapetrol Bahamas accounts for income taxes under the liability method in accordance with SFAS No. 109 "Accounting for Income Taxes".

          Under this method, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end. Diferred tax assets are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized.

     v)   Recent accounting pronouncements

          SFAS No. 154 "Accounting Changes and Error Corrections" provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. It also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable.

3.   NEW OPERATIONS AND ORGANIZATION OF NEW AFFILIATES

     a)   Acquisition of UABL and river fleet

          On April 23, 2004, the Company acquired in a series of related transactions, through two wholly owned subsidiaries from ACBL Hidrovias Ltd. ("ACBL"), the remaining 50% equity interest in UABL Limited and UABL Terminals that it did not own (together "UABL"). In addition, it acquired from the same vendor a fleet of 50 river barges and 7 push boats, which UABL Limited and its subsidiaries previously leased from ACBL, certain receivables and liabilities.

          UABL operates a river transportation business on the Parana, Paraguay and Uruguay rivers in Argentina, Bolivia, Brazil, Paraguay and Uruguay. As a result of the acquisition, the Company is the leading barge transportation company in South America and has consolidated its position in the river business through the Hidrovia region. The results of UABL's operations have been consolidated in the consolidated financial statements since the date of acquisition.

          The aggregate purchase price was $26,100, including $24,100 in cash and 2,000 shares of ACBL acquired by the Company for $2,000 shortly before this transaction.

          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and allocation of purchase price at the date of acquisition.

          Current assets                                         $ 10,472
          Property and equipment:
             o  Fair value                         $ 68,627
             o  Re-allocation of purchase credit    (34,497)       34,130
                                                    ---------     --------

          Other noncurrent assets                                   3,967
                                                                  --------
                Total assets acquired                              48,569
                                                                  --------

          Current liabilities                                      (8,592)
          Noncurrent liabilities                                  (13,877)
                                                                  --------
                Total liabilities assumed                         (22,469)
                                                                  --------
                Total purchase price                             $ 26,100
                                                                  ========

          If the transaction had been consummated on January 1, 2003 the Company's unaudited pro forma revenues and net income (loss) for the years ended December 31, 2004 and 2003, would have been as shown below. However, such pro forma information is not necessarily indicative of what actually would have occurred had the transaction occurred on such date.

                                                        For the year ended
                                                             December 31,
                                                            (unaudited)

                                                          2004         2003
                                                          ----         ----


          Revenues                                      $ 103,473    $  111,131
          Net income (loss)                             $   5,591    $   (6,543)
          Basic and diluted earnings (loss) per share   $    3.56    $    (4.16)

     b)   UP Offshore (Bahamas) Ltd. and subsidiaries

          In April 2002, the Company formed a company in the Bahamas, named UP Offshore (Bahamas) Ltd (UP Offshore). The Company has a 27.78% interest in UP Offshore. UP Offshore has contracted for the construction of six Platform Supply Vessels (PSVs) whose deliveries commenced in the second quarter of 2005. At December 31, 2005 the amount invested in UP Offshore was $12,500. The Company has not guaranteed any debt of UP Offshore.

          UP Offshore was a restricted subsidiary under the indenture governing the Notes due 2008, since the Company had the right to control its Board of Directors. Accordingly, the Company consolidated UP Offshore' financial statements with its financial statements for 2003 and 2002. In connection with the discharge of the indenture governing the Notes due 2008, on November 24, 2004, the Company relinquished control of the Board of Directors of UP Offshore. Accordingly, UP Offshore is accounted for by the equity method since such date. At December 31, 2005 and 2004, the Company's investment in UP Offshore was $13,096 and $13,638, respectively and is presented in investment in affiliates in the consolidated balance sheets.

     c)   UP River (Holdings) Ltd.

          On June 2003, the Company sold to the International Finance Corporation (IFC) a 7.14% interest in UP River (Holdings) Ltd.

          Also, the Company agreed to pay to the IFC 7.14% of the amount of the respective Charter Party Payments pursuant to the Charter Party Agreements between Ultrapetrol and UABL.

          In full consideration for (a) the sale of the shares, and (b) the right to receive a portion of the Charter Party Payments, the IFC paid to the Company $5,000.

          During the period beginning on December 31, 2009 and ending on December 31, 2010 the IFC will be able to exercise an option to put all of the shares of UP River (Holdings) Ltd. then owned by it to UP River (Holdings) Ltd. for an amount in cash equal to $5,000 minus the amount of any cash received by IFC in respect of ownership of such shares (whether by dividend, proceeds from Charter Party Payments or otherwise) plus interest thereon, compounded annually calculated as a rate equal to LIBOR plus 200 basic points.

          Also, Ultrapetrol shall have the right, exercisable from time to time to purchase from the IFC all of the shares of UP River (Holdings) Ltd. then owned by IFC. The purchase price for the shares to be purchased, which shall be an amount sufficient to result in a realized internal return rate to the IFC on such shares equal to 18% per annum.

          Upon the occurrence of an Ultrapetrol IPO the IFC has the right to receive in exchange for all but not less than all of the shares owned by it in UP River (Holdings) Ltd., at the option of Ultrapetrol (a) a number of registered Ultrapetrol shares that, when multiplied by the Ultrapetrol IPO price, gives the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) Ltd's shares or (b) a number of Ultrapetrol shares (valued at the Ultrapetrol IPO price) and an amount of cash that, in the aggregate, gives the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) LTD's shares.

          At December 31, 2005 and 2004, the Company presents $4,898 and $4,751, respectively, as a "Minority interest subject to put rights", which represents the initial proceeds received by the IFC plus accrued interest less Charter Party Payments made to the IFC.

4.   DRY DOCK

     The capitalized amounts in dry dock at December 31, 2005 and 2004 were as follows:

                                                  2005            2004
                                               ---------       ----------

     Original book value                       $  26,257       $  28,196
     Accumulated amortization                    (13,514)        (16,480)
                                               ---------       ----------
     Net book value                            $  12,743       $  11,716
                                               =========       ==========

5.   VESSELS AND EQUIPMENT, NET

     The capitalized cost of all vessels and equipment and the related accumulated depreciation at December 31, 2005 and 2004 were as follows:

                                               2005                  2004
                                              ----------------------------
                                                   Original book value
                                              ----------------------------

     Ocean-going vessels                      $  126,776         $  134,825
     River barges and pushboats                  116,054            105,426
     Passenger vessels                            28,105                  -
     Furniture and equipment                       6,173              4,672
     Land and operating base                       6,525              4,758
     Prepayment to suppliers                           -              1,242
                                              ----------         ----------
     Total original book value                   283,633            250,923
     Accumulated depreciation                   (101,564)           (90,388)
                                              ----------         ----------
     Net book value                           $  182,069         $  160,535
                                              ==========         ==========

     At December 31, 2005 the net book value of the assets pledged as a guarantee of the debt was approximately $164,659.

     During 2004 and 2003 the Company sold certain older single hull tankers serving the regional trade of Argentina and Brazil. A gain of $41 in 2004 and a loss of $3,686 in 2003 relating to disposal of such vessels are presented in other operating income (expense).

     In March 2005, the Company entered into an agreement to sell its vessel, Cape Pampas for a total price of approximately $37,880, net of the related expenses. The vessel was delivered to the new owners on May 6, 2005, at which time a gain on sale of $21,875 was recognized. The Company used part of the proceeds from the sale mentioned above to settle financial obligations related to the purchase of this vessel.

     In March 2005, the Company entered into a contract with Cruise Elysia Inc. to purchase a passenger vessel, named New Flamenco for a total purchase price of $13,500. 90% of the purchase price, $12,150, was funded by funds deposited in the Escrow Account and the balance with available cash.

     On April 29, 2005, the Company purchased at auction for a price of $3,493 the cruise vessel World Renaissance, renamed Grand Victoria, which was delivered and fully paid for on April 19, 2005. 90% of the purchase price, $3,143 was funded by funds deposited in the Escrow Account and the balance with available cash.

     On April 28, 2005 the Company agreed to purchase the product tanker Mt Sun Chemist, renamed Miranda I, for a total price of $10,275. The vessel was delivered and fully paid for on July 7, 2005. 90% of the purchase price, $9,247 was funded by funds deposited in the Escrow Account and the balance with available cash.

     On October 7, 2005 the Company purchased 11 dry barges from our river subsidiary UABL International S.A. $2,900 was funded by funds deposited available in the Escrow Account. Since the transaction was between the parent and a subsidiary, the transaction was accounted for at historical cost and no gain or loss was recognized.

     In January 2005 the Company purchased 35 dry barges for our river business. $7,500 was funded by a draw down of the loan granted to our river subsidiaries by the IFC and KfW in 2002 and the balance with available cash.

6.   LONG-TERM DEBT AND OTHER FINANCIAL DEBT

     10.5% First Preferred Ship Mortgage Notes due 2008

     At December 31, 2003 the aggregating outstanding amount related with its 10.5% First Preferred Ship Mortgage Notes due 2008 ("Notes due 2008") was $128,341, due in full in 2008.

     In connection with the issue of its 9% First Preferred Ship Mortgage Notes due 2014, on November 24, 2004 the Company repaid all its Notes due 2008.

     9% First Preferred Ship Mortgage Notes due 2014

     On November 24, 2004 the Company completed an offering of $180 million of 9% First Preferred Ship Mortgage Notes due 2014 (the "2014 Senior Notes"), through a private placement to institutional investors eligible for resale under Rule 144A and Regulation S (the "Offering"). The net proceeds of the Offering were used to repay the Notes due 2008, certain other existing credit facilities and to fund the Escrow Account.

     Interest on the 2014 Senior Notes is payable semi-annually on May 24 and November 24 of each year. The 2014 Senior Notes are senior obligations guaranteed by the majority of the Company's subsidiaries directly involved in our Ocean and Passenger Business. The Notes are secured by first preferred ship mortgages on 18 vessels, 2 oceangoing barges and 193 river barges.

     The 2014 Senior Notes are subject to certain covenants, including, among other things, limiting the parent's and guarantor subsidiaries' ability to incur additional indebtedness or issued preferred stock, pay dividends to stockholders, incur liens or execute sale leasebacks of certain principal assets and certain restrictions on the Company consolidating with or merging into any other person.

     Upon the occurrence of a change of control event, each holder of the 2014 Senior Notes shall have the right to require the Company to repurchase such notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest. Our indenture governing our 2014 Senior Notes describes the circumstances that are considered a change of control event.

     In the first quarter of 2005 the SEC declared effective an exchange offer filed by the Company to register substantially identical senior notes to be exchanged for the 2014 Senior Notes pursuant to a registration rights agreement, to allow the 2014 Senior Notes be eligible for trading in the public markets.

     At the time of the Offering, approximately $30,000, was deposited in an Escrow Account, and classified as restricted cash, which was released in connection with the acquisition by the Company of the vessels above mentioned. To the extent that after December 31, 2005 amounts on deposit in the Escrow Account exceed $1,000, the Company will be required to redeem as much principal amount of Notes as can be redeemed with such amounts on deposit at a redemption price equal to 101% of the principal amount of such Notes together with accrued and unpaid interest thereon to the date of such redemption.

     Although Ultrapetrol (Bahamas) Limited, the parent company, subscribed the issued Notes, principal and related expenses will be paid through funds obtained from the operations of the Company's subsidiaries.

     Early Extinguishment of Debt

     In connection with the 2014 Senior Notes offering, the Company paid $122,641 to redeem principal of its Notes due 2008. In addition, an early extinguishment premium of $4,600 was paid. Such premium and a $1,822 balance of unamortized deferred financial cost were charged to expenses for a total of $6,422 in 2004.

     Previously the Company recognized a gain on extinguishment of debt of $1,344 and $1,782 in 2004 and 2003, respectively related to the repurchases of its Notes due 2008.

     Loan Agreement with Deutsche Schiffbank Aktiengesellschaft ("DSB")

     On October 27, 2004, Braddock Shipping Inc. a 60% owned subsidiary ("Braddock"), entered into a $10 million loan agreement with DSB for the purpose of refinancing debt previously incurred in connection with the purchase of the vessel Cape Pampas. The loan accrued interest at LIBOR rate plus 1.625% per annum. The loan was secured by a mortgage on the Cape Pampas and a pledge of 100% of the stock of Braddock and is guaranteed by both the direct and indirect parents of Braddock.

     In March 2005, the Company entered into an agreement to sell its vessel Cape Pampas (see Note 5). After that the Company used part of the proceeds from the sale mentioned to cancel its financial obligation with a principal amount of $9,250.

     Loan Agreements with IFC and KfW entered into by UABL barges

     On December 17, 2002, UABL Barges, a subsidiary in the river business, entered into a loan agreement with the International Financial Corporation
     (IFC) in an aggregate principal amount of $20,000.

     This loan is divided into two tranches:

     - Tranche A, amounting to $15,000, is payable in 14 semiannual installments of $1,071 each, beginning on June 15, 2005 and ending on December 15, 2011 and accrues interest at LIBOR plus 3.75% per annum, and

     - Tranche B, amounting to $5,000, is payable in 10 semiannual installments of $500 each, beginning on June 15, 2005 and ending on December 15, 2009 and accrues interest at LIBOR plus 3.50% per annum.

     The aggregate outstanding principal balance of the loan was $16,858 and $15,000 at December 31, 2005 and 2004, respectively.

     In addition, on February 27, 2003, UABL Barges, a subsidiary in our river business, entered into a loan agreement with Kreditanstalt fur Wiederaufbau
     (KfW) in an aggregate principal amount of $10,000.

     This loan is payable in 10 semiannual installments of $1,000 each, beginning on June 15, 2005 and ending on December 15, 2009 and accrues interest at LIBOR plus 3.50% per annum.

     The aggregate outstanding principal balance of the loan was $8,000 and $7,500 at December 31, 2005 and 2004, respectively.

     Each of the IFC Loan and the KfW Loan is guaranteed by UABL Limited, the parent of UABL Barges. Each loan is also secured by mortgages on existing and future barges and push boats belonging to the subsidiaries of UABL Limited and by a stock pledge of 100% of the stock of UABL Barges. Each loan requires that at all times, the vessels pledged as security have a fair market value of at least 175% of the then outstanding loan amount. The Company's obligations under these loans are secured by 221 barges and 2 pushboats with a book value of $42,597 at December 31, 2005.

     Each loan also contains certain restrictive covenants applicable to UABL Barges, including, among other customary covenants and restrictions: a minimum debt service coverage ratio not lower than 1.00; a limitation on the incurrence of additional debt; a limitation on making expenditures for assets; a prohibition on paying dividends or other distributions or repurchasing, redeeming or otherwise acquiring its stock without the consent of IFC or KfW, as applicable; a limitation on transactions with affiliates; a limitation on selling, leasing, transferring, pledging or disposing of its assets and a prohibition to enter into any derivative transaction other than any for which the IFC is the transaction counter party. Each loan also contains customary events of default. If an event of default occurs and is continuing, IFC or KfW, as applicable, may require that the entire amount of the applicable loan be immediately repaid in full.

     In addition, as guarantor of the loans, UABL Limited is subject to certain restrictive covenants, including, among other customary covenants and restrictions: a minimum consolidated debt service coverage ratio of 1.25 until June 15, 2005, and 1.5 thereafter; a maximum consolidated debt to equity ratio of 1.0; a limitation on its or its subsidiaries incurrence of indebtedness; a limitation on it or its subsidiaries making expenditures for assets; a prohibition on its payment of dividends or other distributions, or the purchase, redemption or other acquisition of its shares of stock, unless the proposed distribution or payment is out of retained earnings; a limitation on its and its subsidiaries ability to enter into transactions with affiliates; and a limitation on its or its subsidiaries selling, transferring, pledging or disposing of their respective assets. Each loan also contains a limitation on changes of control, including the sale or pledge by Ultrapetrol (Bahamas) Limited of the stock it holds in the parent entities of UABL Limited.

     Neither UABL Barges nor UABL Limited, nor any subsidiaries of UABL Limited, will be a subsidiary guarantor of the 2014 Senior Notes. With IFC's and KfW's consent, approximately $16,000 of barges owned by certain subsidiaries of UABL Limited will be pledged as collateral to secure the 2014 Senior Notes.

     During January 2006, UABL Paraguay S.A., a river subsidiary of the Company, rolled over its fuel supply contract for another year that could be considered as a "take or pay" contract. UABL Limited, the parent company of UABL Paraguay S.A. and our river subsidiary guaranteed the compliance with this contract and UABL S.A., a river subsidiary of the Company, mortgaged its push boat "San Jose V" to secure such contract. These facts resulted in the noncompliance with sections 16 (g) and (h) of the Guarantee Agreement by UABL Limited in favor of IFC and KfW. On February 18, 2004 (for the years 2003 and 2004) and on February 28, 2005 (for the years 2005 and
     2006), the IFC signed a waiver to sections 16 (g) and (h) of the Guarantee Agreement in order to allow UABL Paraguay S.A. to enter into the "take or pay" fuel supply contract, allow UABL S.A. to mortgage its push boat "San Jose V" as a security for the fuel supply contract and UABL Limited to guarantee the compliance with this contract. On February 12, 2004, KfW signed a waiver to sections 16 (g) and (h) of the Guarantee Agreement for all the years.

     At December 31, 2005 the UABL Limited's consolidated debt service coverage ratio was 1.37.

     On December 19, 2005, the IFC agreed to waive the requirement of Section 15
     (i) of each of the guarantee agreement (that UABL Limited shall maintain a guarantor debt service coverage ratio, calculated on a consolidated basis, of not less than 1.5) provided that:

     (a) From June 15, 2005 until the date of the second disbursement under the UABL Paraguay loan agreement UABL Limited shall maintain a guarantor debt service coverage ratio, calculated on a consolidated basis, of not less than 1.35; and

     (b) From after the date of the second disbursement under the UABL Paraguay loan agreement UABL Limited shall maintain a guarantor debt service coverage ratio, calculated on a consolidated basis, of not less than 1.5.

     On January 24, 2006 KfW waived compliance with the provision of Section (j) of the Guarantee Agreement, dated December 17, 2002, solely for the purpose of allowing UABL Limited to maintain a guarantor debt service coverage ratio, of 1.25, up to and including March 31, 2006 and not less than 1.5, thereafter.

     On September 1, 2005 the IFC granted a waiver to UABL Limited and its subsidiaries for the purpose of allowing the companies to enter into derivative transactions with others parties than the IFC to hedge against fluctuations in fuel cost and for any not exceeding, individually or in the aggregate, the equivalent of 1 year fuel consumption. On September 11, 2005, KfW granted a waiver to this matter.

     Loan Agreement with IFC entered into by UABL Paraguay

     On March 27, 2003, UABL Paraguay, a subsidiary in the river business, entered into a loan agreement with the IFC in an aggregate principal amount of $10,000.

     This loan is divided into two tranches:

     - Tranche A, amounting to $5,000 payable in 8 semiannual installments of $625 each, beginning on June 15, 2006 and ending on December 15, 2009 which accrues interest at LIBOR plus 5.0% per annum, and

     - Tranche B, amounting to $5,000 payable in 8 semiannual installments of $625 each, beginning on June 15, 2006 and ending on December 15, 2009 which accrues interest at LIBOR plus 5.0% per annum.

     At December 31, 2005 UABL Paraguay received the first disbursement and the aggregate outstanding principal balance of the loan totaled $3,000.

     The Company must pay a fee of 0.50% per annum on the unused portion of the loan on a semiannual basis.

     This loan is guaranteed by UABL Limited, the parent company of UABL Paraguay, and UABL S.A., Sernova S.A. and UABL International S.A., all of these related companies of UABL Paraguay, and secured by a second ranking mortgage taken on existing barges and tugboats belonging to UABL Limited and its subsidiaries. UABL Paraguay's obligations under these loans are secured by 199 barges with a book value of $36,559 at December 31, 2005.

     The funds deriving from such loans shall be used to (a) the acquisition and refurbishing of barges, (b) the enlargement of existing barges to be used by UABL Paraguay and its related companies and the construction of new barges.

     UABL Paraguay has agreed to keep a debt service coverage ratio not less than 1 and a debt to equity ratio at not greater than 1.5 at all times.

     UABL Limited assumed the same guaranties and covenants for this loan afforded to the loan entered by UABL Barges with the IFC.

     Balances of financial debt at December 31, 2005 and 2004:

                                                                              Nominal value
                                                                 -----------------------------

                         Financial                                                          Accrued
                      institution / other         Due-year        Current     Noncurrent    interest   Total      Average rate
                      --------------------------------------------------------------------------------------------------------------
Ultrapetrol Bahamas    Notes                      2014              $     -    $ 180,000   $  1,620   $ 181,620         9.00%
UABL Barges            IFC                        Through 2011        2,143       10,715         51      12,909     Libor  + 3.75%
UABL Barges            IFC                        Through 2009        1,000        3,000         15       4,015     Libor  + 3.50%
UABL Barges            Kfw                        Through 2009        2,000        6,000         31       8,031     Libor  + 3.50%
UABL Paraguay          IFC                        Through 2009          750        2,250          6       3,006     Libor  + 5.00%
UABL Paraguay          Citibank N.A.              Through 2010            -          988          -         988     Libor  + 2.75%
UABL Limited           Transamerica Leasing Inc.  Through 2006          706            -          -         706        8.00%
                                                                 -------------------------------------------------
December 31, 2005                                                   $ 6,599    $ 202,953   $  1,723   $ 211,275
                                                                 =================================================
December 31, 2004                                                  $  8,337    $ 209,430   $  1,771   $ 219,538
                                                                 =================================================


     Aggregate annual future payments due on the long-term debt:

            Year ending December 31:

                      2006                               $ 8,322
                      2007                                 6,140
                      2008                                 6,140
                      2009                                 6,140
                      2010                                 2,390
                   Thereafter                            182,143
                                                     ---------------
                        Total                           $ 211,275
                                                     ===============

7.   COMMITMENTS AND CONTINGENCIES

     The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company's consolidated financial position or results of operations.

     Argentinian Customs Dispute

     Ultrapetrol S.A., one of the Company's subsidiaries, was involved in a customs dispute with the Customs Authority of Bahia Blanca in Argentina over the alleged unauthorized operation of the Princess Pia in Argentina during 2001. As a result, the Customs Authority of Bahia Blanca issued a resolution claiming the equivalent to $1,610 as import taxes and the equivalent to $1,610 as fines. In response to said resolution, on March 16, 2004, Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court arguing that it did not breach any applicable customs laws since the Princess Pia operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities. The Argentine Tax Court entered judgments in favor of the Company. This decision is final and binding upon the parties. Costs shall be borne by the fiscal authorities.

     Brazilian Customs Dispute

     Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs tax authorities over the alleged infringement of customs regulations by the Alianza G3 and Alianza Campana (collectively, the "Vessel") in Brazil during 2004. As a result, the Brazilian Customs tax authorities commenced an administrative proceeding and applied the penalty of apprehension of the Vessel which required the Vessel to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum custom penalty that could be imposed would be confiscation of the Vessel, which is estimated by the Brazilian Customs tax authorities to be valued at $4,560. On the same day that Ultrapetrol S.A. presented its defense to this administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Vessel to Boias de Xareu, which is located almost 20 nautical miles from the Brazilian maritime coast, so the Vessel could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Vessel.

     On February 22, 2005, the Company was notified of the decision that grounds on which the tax assessment was based were ratified. In response to this decision, on February 28, 2005, the Company presented a specific request for clarification of the decision. The Company simultaneously presented a petition to the Secretary of the Brazilian Tax Authorities requesting the replacement of the confiscation penalty applied to the vessel by a penalty corresponding to 1% (one percent) of the value of the vessel. Both of the Company requests made on February 28, 2005 are still pending judgment.

     Based upon the facts and circumstances of the case, including the fact that the Vessel was operating under a specific written authorization officially granted by the Brazilian government and the existing regulations, the Company does not believe that the outcome of this matter should have an adverse impact on its financial position or results of operations. In case the Company is not successful on the merits, under applicable insurance coverage, it could request from, the Vessel's P&I insurer, an indemnity corresponding to the value of the Vessel.

     Paraguayan Customs Dispute

     On September 21, 2005 the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the "Paraguay Customs Authority"). We believe that this finding is erroneous and UABL has formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based. We are awaiting the determination of the Paraguay Customs Authority in this matter. That determination, if adverse to UABL, is subject to court review upon application. We intend to vigorously contest any adverse determination in court. We have been advised by UABL's counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

     Fuel supply contract of UABL Paraguay

     In January 2006, UABL Paraguay, a river subsidiary of the Company, entered into a fuel supply contract. Under this contract, UABL Paraguay has contracted to purchase a minimum amount of fuel per month through the year 2006 and to make a minimum annual payment of approximately $18,000. The price for the cubic meter is equivalent to the price in the international market plus a margin.

     Other

     At December 31, 2005, we employed several land-based employees and seafarers as crew on our vessels. These seafarers are covered by industry-wide collective bargaining agreements that set basic standards applicable to all companies who hire such individuals as crew. Because most of our employees are covered by these industry-wide collective bargaining agreements, failure of industry groups to renew these agreements may disrupt our operations and adversely affect our earnings. In addition, we cannot assure you that these agreements will prevent labor interruptions. We do not believe, any labor interruptions will disrupt our operations and harm our financial performance.

8.   INCOME TAXES

     The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

     a)   Bahamas

          The earnings from shipping operations were derived from sources outside Bahamas and such earnings were not subject to Bahamanian taxes.

     b)   Panama

          The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

     c)   Paraguay

          Our subsidiaries Parfina S.A., Oceanpar S.A., UABL Paraguay, Parabal S.A., Yataiti and Riverpar are subject to Paraguayan corporate income taxes.

     d)   Argentina

          Our subsidiaries Ultrapetrol S.A., UABL S.A. and Sernova S.A. are subject to Argentine corporate income taxes.

          In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Company's tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year tax on minimum presumed income exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

     e)   Chile

          Our subsidiary Corporacion de Navegacion Mundial S.A. (Cor.Na.Mu S.A.) is subject to Chilean corporate income taxes.

     f)   The United States of America

          Pursuant to Section 883 of the US tax code and the final regulations thereunder which became effective for calendar year taxpayers commencing January 1, 2005, a foreign corporation which meets the definition of a "Qualified Foreign Corporation", will be exempt from United States of America corporate income tax on its U.S. source shipping income which, as defined, means 50% of the income derived by a corporation from the international operation of a ship or ships and the performance of certain services directly related thereto that is attributable to the transport of cargo to or from U.S. ports.

          A corporation will be considered a Qualified Foreign Corporation if
          (i) its country of incorporation is a "Qualified Foreign Country" which, as defined, is a foreign country that exempts US corporations from income tax on the type(s) of shipping income (bareboat, time or voyage income) for which exemption is being claimed (the "Incorporation Test"), (ii) it meets the "Ultimate Owner Test", and
          (iii) it files a US Federal income tax return (Form 1120F) to claim the Section 883 exemption.

          A foreign corporation meets the Ultimate Owner Test if (a) more than 50% of the value of its stock is ultimately owned for more than half the days of the tax year by "Qualified Shareholders" which, as defined includes an individual who is a tax resident of a Qualified Foreign Country, an individual tax resident of a Qualified Foreign Country that is a beneficiary of a pension plan administered in or by such country or another Qualified Foreign Country, the government (or a political subdivision or local authority) of a Qualified Foreign Country and certain not-for-profit organizations organized in a Qualified Foreign Country.

          For the years ended December 31, 2004 and 2003, Princely and Ultracape (Holdings) Ltd. satisfied the Incorporation Test because they were incorporated in Panama and Bahamas, respectively, each of which has been recognized by the U.S. tax authorities as a Qualified Foreign Country as confirmed by Revenue Ruling 2001-48.

          For the tax year 2005, since neither Princely and Ultracape earned any U.S. source shipping income, each will file a U.S. tax return on IRS Form 1120F claiming exemption from tax on such basis.

          The provision for income taxes (which includes TOMPI) is comprised of:

                                       For the year ended December 31,

          Income tax expense             2005          2004          2003
                                       -------        -------       -------
             Current                     $178           $570         $108
             Deferred                     608             72           77
                                       -------        -------       -------
                                         $786           $642         $185
                                       =======        =======       =======

          Ultrapetrol's pre-tax income for the three years ended December 31, 2005 was taxed in foreign jurisdictions (principally Argentina and Paraguay).

          Reconciliation of tax provision to taxes calculated based on the statutory tax rate is as follows:


                                                                    For the year ended December 31,
                                                                    -------------------------------

                                                                   2005         2004        2003
                                                                ---------     --------   ---------
          Pre-tax income (loss)                                  $ 25,151      $ 6,921   $(10,000)
          Sources not subject to income tax
          (tax exempt income)                                     (23,480)      (7,468)     5,271
                                                                ---------     --------   ---------
                                                                    1,671         (547)    (4,729)
          Statutory tax rate                                           35%          35%       35%
                                                                ---------     --------   ---------
          Tax expense (benefit) at statutory tax rate                  585        (192)    (1,655)

          Decrease in valuation allowance                               -            -        (33)
          Rate differential                                          (360)           -          -
          Effects of foreign exchange changes related
          to Argentine subsidiary                                       -          527      1,873
          Others                                                      561          307          -
                                                                ---------     --------   ---------
          Income tax provision                                      $ 786        $ 642      $ 185
                                                                =========     ========   =========

          At December 31, 2005, Argentine subsidiaries had a consolidated credit related to TOMPI of $1,514 which expires $2 in 2009, $260 in 2010, $239 in 2011, $322 in 2012, $174 in 2013, $244 in 2014 and $273 in
          2015.

          At December 31, 2005, Argentine subsidiaries had accumulated tax loss carryforwards ("NOLs") for a consolidated total of $317 that expire $46 in 2006, $189 in 2009 and $82 in 2010. The use of the NOLs will depend upon future taxable income in Argentina.

                                                           At December 31,
                                                           ---------------

                                                       2005             2004
                                                       ----             ----

          Deferred tax assets
             NOLs                                      $  110           $886
                                                      -------         -------
             TOMPI credit                               1,514          1,250
             Other, net                                   100            149

             Total deferred assets                    $ 1,724         $2,285
                                                      -------         -------

          Deferred tax liabilities
             Vessels and equipment                        826            793
             Dry dock                                     269            519
                                                      -------         -------
             Total deferred liabilities               $ 1,095        $ 1,312
                                                      -------         -------
             Net deferred tax assets (liabilities)      $ 629          $ 973
                                                      =======         =======

9.   RELATED PARTY TRANSACTIONS

     At December 31, 2005 and 2004, the balances of receivables from related parties, were as follows:

                                                          At December 31,
                                                          ---------------
                                                        2005            2004
                                                     --------         --------
         Current:

     -   Ravenscroft Shipping Inc.                    $ 2,574         $ 2,533
     -   UP Offshore and its subsidiaries (1)          13,726              76
     -   Puerto del Sur S.A.                            1,612               -
     -   Maritima Sipsa S.A.                               16             754
     -   Comintra                                           -             250
     -   Oceanmarine                                        -             204
     -   Other                                             16             116
                                                     --------         --------
                                                      $17,944         $ 3,933
                                                     ========         ========

     (1) This loan accrues interest at a nominal interest rate of 9.50% per year. The principal and the interest accrued have been repaid in full in February, 2006.

                                                         At December 31,
                                                      ---------------------
                                                       2005           2004
                                                      ------         ------
     Noncurrent:

     - OTS S.A                                        $   --         $  260
     - Puerto del Sur S.A. (1)                         1,995          2,280
                                                      ------         ------
                                                      $1,995         $2,540
                                                      ======         ======

     (1) This loan accrues interest at a nominal interest rate of 3% per year, payable annually. The principal will be repaid in 8 equal annual installments, beginning on June 30, 2006.

     At December 31, 2005 and 2004 the balances of current payables to related parties were as follows:

                                                          At December 31,
                                                       --------------------
                                                        2005          2004
                                                       ------        ------

     - Ravenscroft Shipping Inc.                       $2,008        $  587
     - OTS S.A                                             --           146
     - Other                                               --            35
                                                       ------        ------
                                                       $2,008        $  768
                                                       ======        ======

     For the three years ended December 31, 2005, the revenues derived from related parties were as follows:

                                                2005       2004       2003
                                              -------    -------    -------

     - Maritima Sipsa S.A. (1)                $ 1,976    $ 2,467    $ 1,953
     - UABL and its subsidiaries (2)               --      2,737     10,284
                                              -------    -------    -------
                                              $ 1,976    $ 5,204    $12,237
                                              =======    =======    =======

     (1)  Sale and repurchase of vessel Princess Marina:

          In March 2003 the Company entered into certain transactions to sell, and repurchase in March 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina. The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on consolidated basis at the time of execution. The loan is repaid to the Company on a quarterly basis over a three-year period ending in June 2006, when the vessel will be delivered to the Company. The transaction was recognized in the Company's statements of operations as a lease, reflecting quarterly payments as charter revenues for $1,976, $2,467 and $1,953 in 2005, 2004 and 2003, respectively, while the vessel remains presented in the accompanying balance sheets as an asset.

     (2)  River barges and push boat leases:

          Through its subsidiaries, the Company entered into a lease agreement with UABL Limited and its subsidiaries for the rental by UABL Limited of certain river barges and push boats for a daily lease amount for each river barge or push boat. Since April 23, 2004 the date of UABL Limited acquisition our financial statements included the operations of UABL Limited on a consolidated bases. Therefore, these transactions have been eliminated in the consolidated financial statements. Prior to acquisition, the equity method was used.

     Management fees to related parties

     For the three years ended December 31, 2005, management fees expensed to these related parties for such services amounted to:

                                          2005          2004          2003
                                         ------        ------        ------

     Oceanmarine (1)                     $  620        $  680        $1,215
     Ravenscroft (2)                      1,498           833         1,648
                                         ------        ------        ------
     Total                               $2,118        $1,513        $2,863
                                         ======        ======        ======

     (1) The Company through certain of its subsidiaries has contracted with Oceanmarine, a company of the same control group as Inversiones Los Avellanos S.A., for certain administrative services. This agreement stipulates a fee of $10 per month and per ocean going cargo vessel.

     (2) Pursuant to the individual ship management agreement between Ravenscroft Ship Management Ltd., a Bahamas Corporation ("Ravenscroft Bahamas") a company of the same control group as Inversiones Los Avellanos S.A., and the Company's relevant vessel-owning subsidiaries, Ravenscroft Bahamas has agreed to provide certain ship management services for all of the Company's vessels. Ravenscroft Bahamas has subcontracted the provision of these services to Ravenscroft Shipping Inc., a Miami-based related party of the Company. This agreement stipulates a fee of $12.5 per month and per ocean going cargo vessel.

          Under these contracts, these related parties are to provide all services necessary for such companies to operate, including but not limited to crewing, insurance, accounting and other required services. Additionally, commissions and agency fees are paid to those related parties.

          In addition, the Company pays Ravenscroft a monthly technical ship management fee of (euro)20,000 (equivalent to $23.5 at December 31, 2005) per passenger vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company pays Ravenscroft for each passenger vessel (euro)25,000 (equivalent to $29.5 at December 31, 2005) administrative and operational fee per month for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard.

     Brokerage commissions

     Ravenscroft from time to time acts as a broker in arranging charters for the Company's oceangoing vessels for which Ravenscroft charges a brokerage commissions of 1.25% on the freight, hire and demurrage of each such charter. Total commission expenses incurred by the Company under this arrangement amounted to $707, $694 and $429 respectively, for the three years ended December 31, 2005.

     Voyage expenses paid to related parties

     For the three years ended December 31, 2005, the voyage expenses paid to related parties were as follows:

                                              2005        2004        2003
                                             ------      ------      ------

     Bareboat charter paid (1)               $3,977      $   --      $   --
     Agency fees (2)                              6          21         100
     Ship management fees (3)                    --       1,736       6,691
     Other                                       --          --          42
                                             ------      ------      ------
     Total                                   $3,983      $1,757      $6,833
                                             ======      ======      ======

     (1) Through our subsidiary, Corporacion Naviera Mundial S.A., the Company entered into a bareboat charter with UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore (Bahamas) Ltd. for the rental of the two PSVs named UP Safira and UP Esmeralda for a six-month period for a daily lease amount for each one.

     (2) Pursuant to an agency agreement with Ultrapetrol S.A., I. Shipping Services S.A., a company of the same control group as Inversiones Los Avellanos S.A., has agreed to perform the duties of port agent for the Company in Argentina.

     (3) Certain of our companies subsidiaries, have had a ship management agreement with Lonehort S.A., a wholly owned subsidiary of UABL Limited, to provide operating and technical ship management services for the river barges and push boat rented by us to UABL Limited and its subsidiaries. Since April 23, 2004, the date of UABL Limited acquisition, our financial statements included the operations of Lonehort S.A., a wholly owned subsidiary of UABL Limited, on a consolidated basis. Therefore, these transactions have been eliminated in the consolidated financial statements. Prior to acquisition, the equity method was used.

     Financial advisory services

     Prior to the commencement of the offering of its 2014 Senior Notes, an affiliate of one of Ultrapetrol's shareholders, provided advice to the initial purchaser on the terms and structure of the proposed offering for which it was paid a fee of $500 in 2004.

     Administration agreement with UP Offshore

     On June 25, 2003 the Company signed an administration agreement with UP Offshore.

     Under this agreement Ultrapetrol agrees to assist UP Offshore by providing management services required by the latter, including providing the services of the Chief Executive Officer and to provide ongoing management and commercial advisory services up to 2013.

     The parties agreed that Ultrapetrol professional fees under this agreement shall be 2% of UP Offshore annual EBITDA as defined in the agreement. In 2005 the professional fee amounted $28. No fees were recognized in 2004 and 2003, because UP Offshore had no EBITDA.

     Acquisition of land for a liquids terminal in Mexico

     In October 2004 the Company through a subsidiary, purchased 99.99% of Parque Ecologico Industrial Altamira S.A. (PEISA) for $2,000 from a related party of its shareholder, LAIF. The only asset of PEISA is land for expansion of a liquids terminal in Mexico.

10.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

     Since 2004, the Company organizes its business and started to evaluate performance by its operating segments, Ocean, River, Offshore Supply and starting in 2005 the new Passenger Business. Prior to that date the Company operated with no segments. The accounting policies of the reportable segments are the same as those for the consolidated financial statements (Note 2). The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

     Ocean business: In our Ocean Business, we own and operate 5 oceangoing vessels and semi-integrated oceangoing tug barge units under the trade name Ultrapetrol. Our Suezmax and Aframax vessels transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

     River business: In our River Business, we own and operate several dry and tanker barges, and push boats. In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station. The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

     We operate our push boats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

     Offshore supply business: We operate our Offshore Supply Business, using PSVs of UP Offshore, which are employed in the spot market in the North Sea which are temporarily operated since July 2005 by our subsidiary Corporacion Naviera Mundial S.A. under six-month bareboat charters. PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

     Passenger business: We own and operate two vessels purchased in 2005. Operations were concentrated in the Mediterranean Sea.

     Ultrapetrol's vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

                                            For year ended December 31,
                                       ------------------------------------
                                         2005          2004          2003
                                       --------      --------      --------
     Revenues (1)

     - South America                   $ 55,455      $ 39,871      $ 23,739
     - Europe                            59,245        30,356        21,349
     - Asia                               9,989        21,647         5,188
     - Central America                      672         3,286        10,351
     - North America                         --            --        14,606
                                       --------      --------      --------
                                       $125,361      $ 95,160      $ 75,233
                                       ========      ========      ========

     (1)  Classified by country of domicile of charterers.

     Revenue by segment consists only of services provided to external customers, as reported in the consolidated statement of operations. Resources are allocated based on segment profit or loss from operations, before interest and taxes.

     Identifiable assets represent those assets used in the operations of each segment.

     The following schedule presents segment information about the Company's operations for the year ended December 31, 2005:

                                                                           Offshore
                                           Ocean       River    Passenger   supply
                                          business   business   business   business     Total
                                          --------   --------   --------   --------   --------
     Revenues                             $ 49,874   $ 54,546   $ 14,409   $  6,532   $125,361
     Running and voyage expenses            14,007     43,530      9,326      6,198     73,061
     Depreciation and amortization          13,063      7,166      1,104         --     21,333
     Gain on disposal of vessels            21,867         --         --         --     21,867
     Segment operating profit               39,289        366      3,415        183     43,253
     Segment assets                         97,717    122,594     27,625     29,811    277,747
     Investments in affiliates                  --      2,060         --     13,638     15,698
     Loss from investment in affiliates        179        306         --         12        497
     Additions to long-lived assets         10,678     12,678     28,105         --     51,461

     The following schedule presents segment information about the Company's operations for the year ended December 31, 2004:

                                                                         Offshore
                                                     Ocean      River     supply
                                                   business   business   business      Total
                                                   --------   --------   --------    --------
     Revenues                                      $ 54,049   $ 41,111   $     --    $ 95,160
     Running and voyage expenses                     12,963     27,852         --      40,815
     Depreciation and amortization                   13,483      5,205         --      18,688
     Segment operating profit (losses)               22,831      5,217       (614)     27,434
     Segment assets                                 150,959    109,592     13,097     273,648
     Investments in affiliates                          145      2,365     13,097      15,607
     Income (loss) from investment in affiliates        262        153         (9)        406
     Additions to long-lived assets                   4,044     23,877     32,013      59,934
     Contributions to affiliates                         --         --      1,542       1,542

     In 2005 revenues from one customer of Ultrapetrol ocean and river business represent approximately $31,000, or 25% of the Company's consolidated revenues, revenues from one customer of Ultrapetrol ocean business represent approximately $21,000, or 17% of the Company's consolidated revenues and the revenues for the only customer of the passenger business represent approximately $14,400, or 11% of the Company's consolidated revenues.

     In 2004 revenues from one customer of Ultrapetrol ocean and river business represent approximately $31,000, or 33% of the Company's consolidated revenues and revenues from one customer of Ultrapetrol ocean business represents approximately $17,000, or 18% of the Company's consolidated revenues.

     In 2003 revenues from three customers of the Company represent approximately $39,000, or 52% of the Company's consolidated revenues.

11.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Interest and income taxes paid for the three years ended December 31, 2005, were as follows:

                                             For year ended December 31,
                                          ---------------------------------
                                            2005         2004         2003
                                          -------      -------      -------

     Interest paid                        $17,932      $18,346      $14,983
     Income taxes paid                    $   209      $   784      $   182

12.  TREASURY STOCK

     On October 12, 2000 the Company through a wholly owned subsidiary, Avemar Holdings (Bahamas) Limited ("Avemar"), purchased 537,144 shares of the Company previously owned by Societe Internationale D'Investissement S.A. (Bahamas) ("SII"). The nominal purchase price of said shares was $20,000, $8,000 of which was paid in, 2000 and the balance of which was payable $6,400 in 2001, $4,400 in 2002 and $1,200 in 2003.

     At December 31, 2005 and 2004, the Company presents $20,332 in the "Treasury stock" account, $20,000 of which relates to the amount paid to SII and $332 relates to direct cost of acquisition.

13.  SUMMARIZED FINANCIAL INFORMATION OF UABL

     Summarized statements of operations of UABL Limited for the year ended December 31, 2003 for which such affiliate was accounted for by the equity method is presented below:

     Revenues                                                       60,260

     Operating expenses                                            (54,537)
                                                                   -------
     Operating income                                                5,723

     Other income (expense)                                         (1,359)
                                                                   -------
     Income before tax on minimum presumed income and income tax     4,364

     Recovery of tax on minimum presumed income                        529
     Tax on minimum presumed income                                     (3)
     Income taxes                                                     (623)
                                                                   -------
     Net income for the year                                         4,267
                                                                   =======

14.  SUBSEQUENT EVENTS (UNAUDITED)

     Recently, the Company commenced preparation for an initial public offering of its common shares to be registered in the United States of America. The shares held directly by our existing shareholders are expressly entitled to seven votes per share and all other holders of our common shares will be entitled to one vote per share. The special voting rights of the existing shareholders are not transferable. Following the completion of the initial public offering, our existing shareholders will continue to have a majority of the voting power of our common shares.

     On March 20, 2006 we purchased, for $11.5 million all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. (Ravenscroft) from two of our related companies Crosstrade Maritime Inc. and Crosstrees Maritime Inc. Ravenscroft and its affiliated entities manage the vessels in our Ocean Business, Offshore Supply Business, and Passenger Business. The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note payable upon the earlier of (i) the successful completion of the initial public offering or (ii) September 30, 2006. The promissory note is secured by a first-ranking pledge over the shares purchased. We have the option to cause Crosstrade Maritime Inc. and Crosstrees Maritime Inc. to repurchase all, but not less than all, of the Ravenscroft shares purchased for the original consideration. The put option shall commence on the first day after the closing of this acquisition and shall terminate upon the earlier of (i) the successful completion of the initial public offering (ii) or September 30, 2006.

     Separately, on March 21, 2006, we purchased for $48 million, an additional 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd. (UP Offshore), from LAIF XI Ltd. (LAIF), an affiliate of Solimar Holdings Ltd, one of our shareholders. Following the acquisition of the shares of UP Offshore from LAIF, we hold 94.45% of the issued and outstanding shares of UP Offshore. The purchase price was paid in the form of a non-interest bearing promissory note payable upon the earlier of (i) the successful completion of the initial public offering of the Company or
     (ii) September 30, 2006. The promissory note is secured by a first-ranking pledge over the shares purchased. We have the option to cause LAIF to repurchase from us all, but not less than all, of the UP Offshore shares purchased for the original consideration. The put option shall commence on the first day after the closing of the transaction and shall terminate upon the earlier of (i) the successful completion of the initial public offering of the Company or (ii) September 30, 2006.

     The purchase price allocation for these two acquisitions has not yet been completed, but the purchase price in each transaction is expected to be in excess of the carrying value of the net assets acquired.

     Also, in March 2006 we hired the administrative personnel and purchased the administrative related assets of Oceanmarine.

     We have reached an understanding with the IFC, to purchase from the IFC the 7.14% of our subsidiary UP River (Holdings) Ltd., which we do not own for the price of $6 million. As part of this understanding the IFC will waive its option to convert its interest in UP River (Holdings) Ltd. to our shares and its right to participate in the initial public offering of the Company. This understanding is subject to the successful completion of the offering and the purchase price will be paid from proceeds of the offering.

     On March 20, 2006 two of our shareholders, Inversiones Los Avellanos S.A. and Avemar Holdings (Bahamas) Ltd. (Avemar) (our wholly owned subsidiary), subject to the successful completion of this offering, cancelled their agreement pursuant to which Avemar had previously granted Inversiones Los Avellanos S.A. an irrevocable proxy to vote our shares owned by Avemar. As a consequence, Solimar Holding Ltd. will own 63.36% of our shares and the remaining 36.64% will be owned directly and indirectly by Inversiones Los Avellanos S.A. This agreement to cancel the shares owned by Avemar is subject to the succesful completion of the offering.

     On March 20, 2006, we exercised our option to repurchase, from Inversiones Los Avellanos S.A., 25,212 shares of our common stock for a total price of $900 and the $900 Note issued in connection with the option was cancelled.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  March 30, 2006                        By: /s/ Felipe Menedez R.
                                                  ---------------------
                                                      Felipe Menendez R.
                                                      President







SK 02351 0009 656795